82-4772

KAYE SCHOLER LLP

02015847

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

March 11, 2002

RECD S.E.C.
MAR 11 2002
080

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAR 27 2002
THOMSON FINANCIAL P

SUPPL

Re: Rule 12g3-2(b) Submission

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of First Tractor Company Limited (the "Company") in order for it to continue to maintain its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following Company documentation is enclosed:

- 2000 Annual Report which such report includes audited financial statements for the twelve month period December 31, 2000;

- Circular and proxy form dated July 9, 2001 regarding a shareholder vote with respect to certain supply and service agreements;

- 2001 Interim Report which such report includes unaudited financial statements for the six month period ended June 30, 2001;

- Correspondence from Company counsel to the Stock Exchange of Hong Kong (the "Stock Exchange") regarding (i) the above-referenced Circular and the supply and service agreements contemplated therein (correspondence dated June 29, 2001, July 4, 2001, July 5, 2001, July 16, 2001, August 24, 2001, September 27, 2001 and October 3, 2001); (ii) board approval of the Company's results of

30429395.WPD

dlw 3/13

operations for the six month period ended June 30, 2001 (correspondence dated August 24, 2001); and (iii) the Company's acquisition of a 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited (the "Diesel Engine Acquisition") (correspondence dated November 21, 2001).

- Company announcements regarding (i) certain supply, lease and service agreements (announcement dated September 8, 2000); (ii) the resignation and election of board members (announcement dated September 12, 2000); (iii) the increase in share price and trading volume and related Company confirmation of no acquisition or realisation discloseable under the Company's Listing Agreement with the Stock Exchange as reported by the Company to the Stock Exchange during 2001 on February 12, 20 and 23, March 29, April 9, 10 and 18, May 30, July 17 and 20, September 19 and 24, October 11, 23 and 30 and during 2002 on February 21; (iv) its results of operations for the twelve month period ended 2000 as compared to the twelve month period ended 1999 (announcement dated April 25, 2001); (v) its Notice of Annual General Meeting (notice dated April 25, 2001); (vi) the above-referenced Circular and the supply and service agreements contemplated therein (*South China Morning Post* notice dated June 19, 2001); (vii) its results of operations for the six month period ended June 30, 2001 as compared to the six month period ended June 30, 2000 (announcements dated August 24 and 27, 2001); (viii) the Diesel Engine Acquisition (announcement dated November 22, 2001); and (ix) chairman, vice-chairman and general manager appointments following resignations by certain personnel (announcement dated February 20, 2002).

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

cc: Victor Wang, Esq.
Mr. Jiang Guo Liang
Ms. Pauline Im

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email: robinli@li-partners.com
Partners: Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/GS/0752(1)/01

29th June 2001

By Hand

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Ms. Janet Chiu / Ms. Doris Lee / Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

**Re: First Tractor Company Limited (the "Company")
Draft Circular regarding the Ongoing Connected Transactions (the "Circular")**

We have instructions of the Company to submit to you for clearance the 1st proof of the draft Circular (in quadruplicate) regarding the ongoing connected transactions. Please review the draft Circular and let us have your comments thereon as soon as possible. A checklist of the Circular is also enclosed for your information and reference.

We look forward to hearing from you.

Yours faithfully,

Li & Partners

Li & Partners

Acknowledged receipt

Date: 29. 6. 01 4:38

Encls.

cc: Client

LI & PARTNERS
SOLICITORS

李 偉 斌 律 師 行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 2 1 樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email\電子郵件 : robinli@netvigator.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

RECD S.E.C.
MAR 1 1 2002
080

Our Ref: RL/GS/0752(1)/01

4th July 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By Fax : 2537 9502

Attn: Ms. Janet Chiu / Ms. Doris Lee / Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
Board Minutes regarding the Ongoing Connected Transactions

We have, upon instructions of the Company, enclose for your information and reference a copy of the minutes of the board meeting held on 25th April 2001, approving, inter alia, the relevant ongoing connected transactions (i.e., paragraph 13 thereof).

Please note that a total of eleven directors were present at the board meeting, nine of them were executive directors and two of them were independent non-executive directors. Mr. Cao Chun Guo (曹春國先生), however, mistakenly signed his name on the signature space provided for Mr. Tao Xiang (陶湘先生).

Yours faithfully,

Li & Partners

Li & Partners

cc: client

Encl.

第一拖拉机股份有限公司

（于中华人民共和国成立之股份有限公司）

于二〇〇一年四月二十五日（星期三）上午8：30分在中华人民共和国河南省洛阳市154号一拖接待楼后二楼举行之本公司董事会会议记录。

出席者：

方刚　　董永安　　陈立威

刘文英　　张起鸿　　李腾蛟

张品　　雷春国　　王稳定

鹿中民　　陶湘　　陈秀山

陈志　　韩方明

列席者：

刘阿南　　赵中海　　许舒林

王爱英　　杨有亮

会议记录：

1、 主席

方刚先生担任是次会议的主席。

2、 通知及法定人数

是次会议有足够的通知时间。是次会议并有足够的法定人数出席、在整个会议期间亦维持有足够的法定人数。

3、 利益申报

各出席的董事均于会上按于一九九七年六月五日举行的临时股东大会中采纳的本公司章程（“本公司章程”）所要求的方式申报各自的利益。

4、 年度报告及帐目

董事会得悉，一份本公司二000年十二月三十一日止年度报告及经审核综合业绩帐目（“该报告”）已经于会前提呈全体董事审阅。该报告将拟发给本公司股东。

董事会会议成员一致通过该报告及帐目，并批准将其发给本公司股东。

5、 初步公告

董事会得悉，一份拟于二00一年四月二十六日于南华早报（英文）、经济日报（中文）刊登的有关该报告的初步公布已经于会前提呈全体董事审阅。

董事会会议成员一致通过该公布，并批准于二00一年四月二十六日于南华早报（英文）、经济日报（中文）刊登。

6、 关联交易

本公司截至二000年十二月三十一日止年度止之关联交易如下:

I ）本公司与中国一拖集团有限公司（“一拖集团”）及其子公司

II ）本公司与一拖（洛阳）工程机械有限公司（“工程机械公司”）

III ）工程机械公司与一拖集团

IV ）一拖集团与一拖（洛阳）建筑机械有限公司（“建机公司”）

V ）江苏清江拖拉机集团公司与一拖清江拖拉机有限公司

董事会得悉，上述关联交易总额，详情已经提呈全体董事审阅并载于年度会计师报告。

董事会会议成员一致确认如下:

I ）各项关联交易均得到了董事会的批准;

II ）各项关联交易均按照百富勤融资有限公司于一九九七年七月十六日给联交所的关联交易豁免申请书（“该申请书”）及本公司的招股章程上所述的方式、承诺、赔偿条件、责任及其他条件进行;

III ）各项关联交易均没有超越申请书上所述的限额。

董事会会议成员包括两位独立董事对二000年度关联交易作出确认如下:

I ）本集团是在正常及一般业务条件下达成各项交易;

II ）交易以正常商业条件（与中国境内类似实体所作的类似性交易比较）或按对本公司股东而言属公平合理的条款（尚无类似情况可供比较时）而达成的;

III ）交易乃根据规限该等交易的有关协议条款或在尚无有关协议时则按照给予（或来自）独立第三人同等或更佳的条件进行。

7、公积金和公益金

由于本公司二000年度出现亏损，根据本公司章程，董事会会议成员一致同意二000年度不提取法定公积金和法定公益金。

8、派发股息

由于二000年度公司业绩为亏损，全体与会董事一致决定截至二000年十二月三十一日止年度不派发末期股息。

9、股东周年大会

全体与会董事一致决定本公司第四届股东周年大会于二00一年六月十五日（星期五）上午9:00在中国河南省洛阳市建设路154号举行。

10、 普通决议案

董事会得悉，本届周年股东大会将以普通决议案通过如下事项：

I）审议并通过本公司二000年度董事会工作报告；

II）审议并通过本公司二000年度监事会工作报告；

III）审议并通过本公司二000年度经审计财务报告；

IV）审议并通过本公司二000年度股息分配方案；

V）审议并通过续聘安永会计师事务所为本公司二00一年度核数师并授权董事决定其酬金方案；

VI）审议并通过本公司二00一年度董事、监事酬金事项；

董事会会议成员一致同意将上述普通决议案提交本届股东周年大会审议。

11、 特别决议案

董事会得悉，本届股东周年大会将以特别决议案通过如下事项：

I）授权董事会行使投资计划决策权；

II）在获取有关批准的条件下，批准本公司增发20%即不超过90，000，000股内资股及67，000，000股境外上市外资股，并在增发实施后相应修改公司章程，并授权本公司董事会处理所有有关事宜；

董事会得悉，授权本公司董事会向本公司股东分派截至二00一年六月三十日止得中期股息。

董事会得悉，上述详情将刊载于股东周年大会的通告中。

董事会会议成员一致同意将上述特别决议案提交本届股东周年大会审议。

12、有关2000年度董事酬金

由于本公司2000年度出现亏损，董事会决定2000年度不再支付奖金予董事。

13、与一拖集团公司之关联交易

本公司于1997年6月6日与一拖集团及其子公司签定的《供货协议》、《综合服务协议》、《进出口代理协议》，本公司之附属公司工程机械公司与一拖集团签定的《供货协议》、《综合服务协议》将于2001年5月7日到期，本公司与一拖集团签定的《建筑安装工程委托协议》、《关于提供动能服务的协议》将于2002年5月7日到期，建机公司与一拖集团签定的《综合服务协议》将于2002年10月8日到期，而本公司及工程机械公司、建机公司仍需一拖集团及其子公司提供供货、综合服务及进出口代理、动能供应、建筑安装工程管理等服务，该等交易按照联交所《上市规则》第十四章的规定仍将构成关联交易。为使本公司业务正常进行，本公司经与一拖集团及其子公司协

商，一致同意于2001年5月31日续签前述协议的更新或补充协议，将协议期限更新或延长至2004年5月7日，该等协议均是附条件的协议，须获得（但不限于）独立股东的批准。本公司将向联交所申请豁免，无须本公司就更新协议及补充协议在更新期限及延长期限内进行之持续关联交易遵照上市规则作持续披露之要求。全体董事包括两名独立非执行董事在审阅前述更新协议及补充协议的条款后确认如下：

Ⅰ）本集团是在正常及一般业务情况下达成各项交易；

Ⅱ）交易以正常商业条款（与中国境内类似实体所作的类似性比较）或按对本公司及股东而言属公平合理的条款（尚无类似情况可供比较时）而达成的。

董事会同时决定委聘独立财务顾问及成立包括五位独立非执行董事为成员的独立董事委员会就该关联交易事宜向股东发表意见。

14、独立审核委员会

按照香港联交所《上市规则》附录十四“最佳应用守则”之规定，董事会决定成立审核委员会，审核委员会的主要职责包括审查及监察公司的财务汇报程序及内部控制运作，审核委员会由独立董事韩方明先生、陈秀山先生、庞中民先生组成，韩方明先生担任会议主席。

15、有关证券部的规范管理

为了规范管理和规范运作，董事会经审议批准将董事会秘书处下设的证券部划归计财部管理。

16、授权

董事会会议成员一致通过授权本公司任何一位董事批准就是次会议批准的任何文件作出或批准任何修改（而有关董事于有关文件上的签署即视为有关批准的确证），惟有关的修改是按该董事的见解，对该有关事项而言是必须及/或适当的。董事会亦授权任何董事就本次

会议通过之事项代表本公司签署、盖章及/或交付任何有关文件或任何有关附带文件，以及/或代表本公司就任何有关文件签署及加盖本公司公章及/或交付。

18、结束

是次会议再无其他事项，主席宣布会议结束。

会议主席

URGENT

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/GS/0752(1)/01

5th July 2001

By Fax : 2537 9502

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Mr. Thomas Fuk / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
Draft Circular on the Ongoing Connected Transactions (the "Circular")

Thank you for your fax of yesterday, raising queries on the draft Circular, in reply to which we have prepared for your further review and comments the 2nd proof of the draft Circular.

Please note that we have, as requested, restored the text regarding the five renewal agreements and the three supplementary agreements (i.e., with the comparison tables, etc.) regarding the ongoing connected transactions as sated in the announcement of the Company dated 18th June 2001. In this regard and for clarity purpose, the restored text is not marked underlined (save and except minor changes thereto).

We would appreciate if the Circular could be cleared promptly.

Yours faithfully,

Li & Partners

Li & Partners

Encl.

cc: Client

LI & PARTNERS
SOLICITORS

李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email: robinli@li-partners.com
Partners: Li Weibin Anthony Siu Kelvin Kwan

URGENT

Our Ref: RL/GS/0752(1)/01

5th July 2001

By Fax : 2537 9502

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Mr. Thomas Fuk / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
Draft Circular on the Ongoing Connected Transactions (the "Circular")

We have in accordance with the instructions of the Company enclosed for your information and reference a copy of the preliminary estimates prepared by the Company in respect of the aggregate fees or amounts of each of the ongoing connected transactions for the three years ended 31st December 2003, which have been, as informed by the Company, reviewed by Deloitte & Touche Corporate Finance Ltd., the independent financial adviser to the Company, in preparing their opinion letter set out in the Circular.

We have also enclosed for your information the relevant pages of the draft Circular with changes thereon manually marked.

We look forward to hearing from you.

Yours faithfully,

Li & Partners

Li & Partners

Encl.

cc: Client

LI & PARTNERS
SOLICITORS
李偉斌律師行
21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email: robinli@li-partners.com
Partners: Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/GS/0752(1)/01

5th July 2001

By Fax : 2537 9502

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Mr. Thomas Fuk / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited
Circular in respect of the Ongoing Connected Transactions (the "Circular")

Following the telephone conversation between your Mr. Frankie Choi and our Mr. Gary Shiu, we write to confirm that the Circular in respect of the ongoing connected transactions has been cleared.

Yours faithfully,

Li & Partners

Li & Partners

cc: Client

LI & PARTNERS
SOLICITORS

李 偉 斌 律 師 行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 21 樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email\電子郵件 : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/GS/0752(1)/01

16th July 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By Hand &
By Fax : 2537 9502

Attn: Ms. Janet Chiu / Ms. Doris Lee / Mr. Thomas Fuk / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company") / Ongoing Connected Transactions – Waiver Application

We have instructions of the Company to write to you in respect of the captioned matter.

1. Background

We refer to the announcement of the Company dated 19th June 2001 (the "Announcement") in which the directors of the Company (the "Directors") announced that the Company and its subsidiaries (collectively, the "Group") have respectively entered into five conditional renewal agreements and three conditional supplementary agreements on 31st May 2001 with the connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) to renew and amend (as the case may be) the term of the original agreements made on 6th June 1997 and 21st September 1998, respectively, by and between the same parties and on the same terms.

We also refer to the circular of the Company dated 9th July 2001 containing, among others, details of the renewal agreements and the supplementary agreements and the respective transactions contemplated thereunder.

2. Ongoing Connected Transactions

The eight original agreements constituting connected transactions under the Listing Rules are set out below:-

(1) The composite services agreement dated 6th June 1997 entered into between China First Tractor and the Company, which expired on 7th May 2001 (the "Composite Services Agreement 1");

(2) The import and export agency agreement dated 6th June 1997 entered into between the Company and YTOI, which expired on 7th May 2001 (the "Import and Export Agency Agreement");

(3) The materials supply agreement dated 6th June 1997 entered into between the Company and China First Tractor, which expired on 7th May 2001 (the "Materials Supply Agreement 1");

(4) The materials supply agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Materials Supply Agreement 2");

(5) The composite services agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Composite Services Agreement 2");

(6) The projects construction and installation contracting agreement dated 6th June 1997 entered into between the Company and China First Tractor, which would have been expiring on 7th May 2002 (the "Projects Construction and Installation Contracting Agreement");

(7) The energy supply services agreement dated 6th June 1997 entered into between the Company and China First Tractor, which would have been expiring on 7th May 2002 (the "Energy Supply Services Agreement");

(8) The composite services agreement dated 21st September 1998 entered into between China First Tractor and YBM, which would have been expiring on 8th October 2002 (the "Composite Services Agreement 3").

The connected transactions contemplated under (i) the Composite Services Agreement 1, (ii) the Import and Export Agency Agreement, (iii) the Materials Supply Agreement 1, (iv) the Materials Supply Agreement 2, (v) the Composite Services Agreement 2, (vi) the Projects Construction and Installation Contracting Agreement, (vii) the Energy Supply Services Agreement, and (viii) the Composite Services Agreement 3, are collectively referred to as "Ongoing Connected Transactions".

3. Original Waiver Ceased to Apply

Upon expiry of the term of the original agreements and upon signing the supplementary agreements, the original waiver granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in respect of the Ongoing Connected Transactions contemplated thereunder has ceased to apply.

4. Relationship of the Contracting Parties

In view of their relationship, namely (a) China First Tractor Group Company Limited ("China First Tractor") is a company incorporated in the PRC with limited liability, which owns approximately 57.32% of the issued share capital of the Company and is the controlling shareholder of the Company and a connected person of the Company under the Listing Rules; (b) Yituo (Luoyang) Construction Machinery Co., Ltd. ("YCMC JV") is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by Brilliance China Machinery Holdings Limited ("BCM") (which is owned as to 90.1% by the Company) and 49% by the Company, and is therefore a subsidiary of the Company; (c) Yituo (Luoyang) Building Machinery Co., Ltd. ("YBM") is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by BCM (which is owned as to 90.1% by the Company) and 49% by the Company, and is likewise a subsidiary of the Company; and (d) Yituo International Economic and Trade Company Limited ("YTOI") is a wholly-owned subsidiary of China First Tractor, the transactions contemplated under the renewal agreements and the supplementary agreements entered into by and between the respective parties mentioned above constitute connected transactions under the Listing Rules and require, among others, approval of the independent shareholders at the extraordinary general meeting to be convened at 9:00 a.m. on Friday, 24th August 2001 at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China (the "EGM"), in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting.

5. Information relating to the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder

A brief summary of the renewal agreements and the supplementary agreements is set out below:-

(1) The Composite Services Agreement 1. A conditional renewal agreement dated 31st May 2001 has been entered into by and between the Company and China First Tractor to renew the Composite Services Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which the Company and China First Tractor have agreed to renew the term of the Composite Services Agreement 1 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 1 shall remain the same. Under the Composite Services Agreement 1, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including but not limited to catering service, cleaning service, nursery service, medical care service, sport facilities, storage service and hoisting and transport services, etc., to the Company. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the amounts of the service fees charged by China First Tractor to the Company were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	58,640	49,738	49,159
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516

as a percentage of the total amount of annual expenses of the Company	2.57%	2.21%	3.14%

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 4% of the total expenses of the Company in each of the relevant years, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the renewal agreement in respect of the Composite Services Agreement 1 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into. The percentages of the amounts of service fees charged by China First Tractor to the Company expressed by reference to the Company's total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	58,640	49,738	49,159
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	2.17%	1.74%	2.46%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual expenses of the Company	-0.4%	-0.47%	-0.68%

Given the relevance and nearness of the expression of the amounts of service fees by reference to the Company's total amount of annual expenses and the Group's turnover as shown above, which was less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors

have decided to use the Group's turnover as a cap basis and expect that in each coming year the amount of service fees charged by China First Tractor to the Company will not exceed 4% of the Group's turnover.

(2) **The Import and Export Agency Agreement**. A conditional agreement dated 31st May 2001 has been entered into by and between the Company and YTOI to renew the Import and Export Agency Agreement dated 6th June 1997 made by the same parties, pursuant to which the Company and YTOI have agreed to renew the term of the Import and Export Agency Agreement for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Import and Export Agency Agreement shall remain the same. Under the Import and Export Agency Agreement, YTOI has agreed to accept the appointment of the Company to act as its agent to export the Company's products or import the goods, including raw materials or spare parts and fittings, which are required by the Company for the production of tractors. Pursuant to the waiver granted by the Stock Exchange, the fees charged by YTOI to the Company for import and export services provided shall not exceed 2% of the invoiced value of the goods imported or exported in each relevant year. For the three years ended 31st December 2000, the value of the invoiced value of the goods imported or exported was zero, i.e., the Company has not paid any service fees to YTOI, given there has been no imported purchases and export sales through YTOI. Notwithstanding the aforesaid, in view of the imminence of the PRC joining the World Trade Organization and the Company's potential trade development in the international market, the Directors expect that in each coming year the fees incurred for services rendered by YTOI will not exceed 1% of the Group's turnover, provided that the Group's turnover does not exceed RMB3,000,000,000. In situation where the Group's turnover exceeds RMB3,000,000,000, the fees incurred for services rendered by YTOI will be adjusted to not exceeding 0.8% thereof, although there is no comparison figures available in respect of the proposed cap amounts above.

(3) **The Materials Supply Agreement 1**. A conditional renewal agreement dated 31st May 2001 has been entered into by and between China First Tractor and the Company to renew the Materials Supply Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and the Company have agreed to renew the term of the Materials Supply Agreement 1 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 1 shall remain the same. Under the Materials Supply Agreement 1, China First Tractor and the Company have agreed to

supply to each other the goods, including raw materials or spare parts and components, which they need for the production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 1 is determined by reference to the State Price or if there is no applicable State Price for any such raw material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 1 were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
amount of annual total purchases of raw materials and components by the Company	1,613,520	1,379,959	814,215
as a percentage of the total amount of annual purchases of the Company	18.14%	17.68%	17.29%
amount of raw materials and components sold by the Company to China First Tractor	207,866	183,963	120,385
annual turnover of the Company	2,386,981	2,205,493	1,402,059
as a percentage of the annual turnover of the Company	8.71%	8.34%	8.59%

As indicated above, the values of the transactions were within the cap amounts permitted by the Stock Exchange under the previous waiver, namely the consideration for the purchase of parts and components from China First Tractor by the Company would not exceed 35% of the Company's annual total purchases of raw materials and components in each relevant year whilst the consideration for the sale of such parts and components by the Company to China First Tractor would not exceed 10% of the Company's turnover in each relevant year. The Directors are of the view that the renewal agreement in respect of the Materials Supply Agreement 1 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into. The percentages of the values of the transactions for purchases of raw materials and components from China First Tractor by the Company and for the sales of raw materials and components by the Company to China First Tractor expressed by reference to the total amount of annual purchases and annual turnover of the Company, if compared against expressions of the same by reference to the Group's turnover, would have been as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	10.83%	8.51%	7.05%
by comparison with percentage expression of the values of purchases by reference to the total amount of purchases of raw materials and components by the Company	-7.31%	-9.17%	-10.24%
amount of raw materials and components sold by the Company to	207,866	183,963	120,385

China First Tractor			
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	7.69%	6.42%	6.03%
by comparison with percentage expression of the values of sales by reference to the annual turnover of the Company	-1.02%	-1.92%	-2.56%

As indicated from the above, the amount of the annual turnover of the Group is much larger than that of the Company's. Having regard to the trade records of the Company in previous years and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the consideration for the purchase of parts and components from China First Tractor by the Company will be adjusted to not exceeding 17% of the Group's turnover whilst the consideration for the sale of such parts and components by the Company to China First Tractor will not exceed 10% of the Group's turnover.

(4) <u>The Materials Supply Agreement 2</u>. A conditional renewal agreement dated 31st May 2001 has been entered into by and between China First Tractor and YCMC JV to renew the Materials Supply Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Materials Supply Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 2 shall remain the same. Under the Materials Supply Agreement 2, both China First Tractor and YCMC JV have agreed to supply each other the goods, including raw materials or spare parts and components, which they need for production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever

is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 2 were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of raw materials and components provided by China First Tractor to YCMC JV	68,436	49,056	38,280
as a percentage of the net tangible assets of the Company	2.91%	2.08%	1.73%
amount of raw materials and components provided by YCMC JV to China First Tractor	848	2,945	1,210
as a percentage of the net tangible assets of the Company	0.04%	0.12%	0.05%

As indicated above, the annual aggregate values of the transactions were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the renewal agreement in respect of the Materials Supply Agreement 2 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration made under this agreement will not exceed 3% of the audited book value of the net tangible assets of the Group in each relevant year.

(5) <u>The Composite Services Agreement 2</u>. A conditional renewal agreement dated 31st May 2001 has been entered into by and between China First Tractor and

YCMC JV to renew the Composite Services Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Composite Services Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 2 shall remain the same. Under the Composite Services Agreement 2, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including nursery service, medical care service and public order service, etc., to YCMC JV. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by an agreed percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under this Composite Services Agreement 2 were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to YCMC JV	5,470	5,363	6,302

As indicated above, the amounts of service fees charged by China First Tractor to YCMC JV were within the criteria prescribed by the Stock Exchange under the previous waiver, namely the consideration for services charged by China First Tractor to YCMC JV would not exceed the price charged in the immediate preceding year or be increased by an agreed percentage equal to the percentage increase in the Luoyang consumer price index. In any event, such charges will not be higher than the consideration for services provided by China First Tractor to other independent third parties who are independent of and not connected with any Director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them. The Directors are of the view that the renewal agreement in respect of the Composite Services Agreement 2 has been entered into in the

ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into.

For reference purpose, the percentages of the values of the transactions made under this Composite Services Agreement 2, if expressed by reference to the net tangible assets of the Group, would have been as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China First Tractor to YCMC JV	5,470	5,363	6,302
as a percentage of the net tangible assets of the Group	0.23%	0.22%	0.28%

Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration for services provided by China First Tractor to YCMC JV will not exceed 3% of the audited book value of the net tangible assets of the Group.

(6) **The Projects Construction and Installation Contracting Agreement**. A conditional supplementary agreement dated 31st May 2001 has been entered into by and between the Company and China First Tractor to amend the Projects Construction and Installation Contracting Agreement dated 6th June 1997 made by the same parties, pursuant to which the Company and China First Tractor have agreed to extend the term of the Projects Construction and Installation Contracting Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the Projects Construction and Installation Contracting Agreement shall remain the same. Under the Projects Construction and Installation Contracting Agreement, China First Tractor has agreed to handle and/or to complete the construction and technology projects contemplated thereunder for the Company. China First Tractor has also agreed that the fee charged to the Company for the project management and procurement services rendered and to be rendered

will not be higher than the fee charged by third parties for the same services at the time the fee is fixed (i.e., the market price). The grant of a waiver to the Company has been made subject to the aggregate fees for the project, management and procurement services rendered and to be rendered not exceeding 3% of the net tangible assets of the Company, subject to such adjustments as may be permitted by Rule 14.04(6) of the Listing Rules. For the three years ended 31st December 2000, the fees for the project management and procurement services rendered were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of service fees charged by China First Tractor to the Company	1,156	1,156	Nil
as a percentage of the net tangible assets of the Company	0.05%	0.05%	Nil

As indicated above, the amount of service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company in each relevant year (save and except the year 2000 where the relevant projects, though completed, were still subject to inspection and satisfactory acceptance by the Company and hence no services fees have yet been paid to China First Tractor), permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the supplementary agreement to the Projects Construction and Installation Contracting Agreement has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the supplementary agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the aggregate fees for the project, management and procurement services rendered and to be rendered by China First Tractor will not exceed 3% of the audited book value of the net tangible assets of the Group.

(7) **The Energy Supply Services Agreement**. A conditional supplemental agreement dated 31st May 2001 has been entered into by and between China First Tractor and the Company to amend the Energy Supply Services Agreement dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and the Company have agreed to extend the term of the Energy Supply Services Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the Energy Supply Services Agreement shall remain the same. Under the Energy Supply Services Agreement, China First Tractor has agreed to supply the energy, including electricity, gas, oxygen, water, heat, compressed air, acetylene and steam, to the Company. It should be noted that the pricing in respect of utilities contemplated under the Energy Supply Services Agreement is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. China First Tractor has agreed that the consideration for the services that it supplies to the Company will not be higher than the consideration paid to it by other independent third parties. The grant of a waiver to the Company by the Stock Exchange was made subject to the aggregate fees for services provided under this agreement not exceeding 7% of the Company's total expenses in each relevant year. For the three years ended 31st December 2000, the amounts of service fees charged by China First Tractor to the Company were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516
as a percentage of the Company's total amount of annual expenses	2.99%	2.92%	3.37%

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 7% of the total amount of the Company's expenses in each relevant year, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the supplementary agreement to the Energy Supply Services Agreement has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the supplementary agreement is entered into. The percentages of the amounts of service fees charged by China First Tractor to the Company expressed by reference to the Company's total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	2.52%	2.29%	2.63%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual expenses of the Company	-0.47%	-0.63%	-0.74%

Given the relevance and nearness of the expressions of the amounts of service fees by reference to the amounts of the Company's annual total expenses and the Group's turnover as shown above, which is less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors have decided to use the Group's turnover as a cap basis and expect that in each coming year the service fees in respect of energy supplies charged by China First

Tractor to the Company will be slightly adjusted to not exceeding 6% of the Group's turnover.

(8) **The Composite Services Agreement 3**. A conditional supplemental agreement dated 31st May 2001 has been entered into by and between China First Tractor and YBM to amend the Composite Services Agreement 3 dated 21st September 1998 made by the same parties, pursuant to which China First Tractor and YBM have agreed to extend the term of the Composite Services Agreement 3 from 8th October 2002 to 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 3 shall remain the same. Under the Composite Services Agreement 3, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including spare parts packaging services, medical and health related services, nursery and educational services to the children of YBM's staff, and occupational training services to YBM's staff. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 3 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. The grant of a waiver to the Company by the Stock Exchange was made subject to the aggregate consideration in respect of the services provided not exceeding 3% of the audited book value of the net tangible assets of the Group in each relevant year. For each of the three years ended 31st December 2000, the amount of service fees charged by China First Tractor to YBM were approximately as follows:-

	For the 3 years ended 31st December 2000 (RMB '000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China First Tractor to YBM	517	2,513	2,285
as a percentage of the net	0.02%	0.10%	0.10%

tangible assets of the Group

As indicated above, the amount of service fees charged by China First Tractor to YBM were within the cap amount, namely not exceeding 3% of the net tangible assets of the Group in the relevant year, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the supplementary agreement to the Composite Services Agreement 3 has been entered into in the ordinary course of business of the Company and its Shareholders taken as a whole having regard to the circumstances in which the supplementary agreement is entered into. China First Tractor has agreed that the consideration for the services that it supplies to YBM will not be higher than the consideration paid to it by other independent third parties. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the amount of service fees charged by China First Tractor to YBM will not exceed 3% of the audited book value of the net tangible assets of the Group.

According to the management of the Company, none of the aggregate fees or amounts in respect of the Ongoing Connected Transactions contemplated under the respective agreements as mentioned above has exceeded their respective caps permitted under the previous waiver granted by the Stock Exchange in each relevant year. It is expected that the aggregate fees or amounts in respect of the Ongoing Connected Transactions, if approved by the independent shareholders at the EGM, (in which China first Tractor and its associates will abstain from voting), will not exceed their respective caps in the future.

Conditional upon the five renewal agreements and the three supplementary agreements and the respective Ongoing Connected Transactions contemplated thereunder being approved by the independent shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting, the new term of the respective renewal agreements shall be deemed to have taken effect from 8th May 2001 to 7th May 2004 and the amended term of the respective supplementary agreements will be extended to expire on 7th May 2004 whilst all other terms and conditions of the respective original agreements will remain the same. An independent board committee comprising the independent non-executive Directors, namely Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary, Chen Zhi and Hon Fang Ming (the "Independent Board Committee"), has been appointed to advise the independent shareholders on the terms of the renewal agreements and the supplementary agreements

and the Ongoing Connected Transactions contemplated thereunder. Deloitte & Touche Corporate Finance Limited ("Deloitte") has been appointed as independent financial adviser to advise the Independent Board Committee on the same.

A circular containing, among others, details of the renewal agreements and the supplementary agreements and the respective Ongoing Connected Transactions contemplated thereunder, the recommendation of the Independent Board Committee, the letter of advice from Deloitte, together with a notice of the EGM to approve, among others, the Ongoing Connected Transactions, was dispatched to the shareholders of the Company on 9th July 2001.

6. Conditions

The renewal agreements and the supplementary agreements shall only take effect or be deemed to have taken effect upon satisfactory fulfillment of the following conditions:-

(1) the approval of the renewal agreements and the supplementary agreements and the Ongoing Connected Transactions contemplated thereunder by the independent shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting;

(2) the grant of a waiver by the Stock Exchange from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions contemplated under the renewal agreements and the supplementary agreements.

7. Reasons for the Ongoing Connected Transactions

The renewal agreements and the supplementary agreements have been entered into between the Company and/or its subsidiaries with the connected persons (as defined under the Listing Rules) for maintaining the normal operation of the Company in the manufacture of crawler and wheeled agricultural tractors, and providing such manufacturing and ancillary facilities and services which the Company may reasonably request in carrying out its business. The Directors take the view that the renewal agreements and the supplementary agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms and on terms which are fair and reasonable to and are in the best interest of the Company and its shareholders taken as a whole having regard to the circumstances in which the agreements were

entered into.

8. Approval by the Independent Shareholders

China First Tractor and its associates (as defined in the Listing Rules) beneficially owns approximately 57.32% of the issued share capital of the Company. YCMC JV and YBM are the subsidiaries of the Company. Accordingly, for the purpose of the Listing Rules, the transactions contemplated under the renewal agreements and the supplementary agreements constitute connected transactions to the Company and may only proceed with the approval of the independent shareholders (i.e., shareholders other than China First Tractor and its associates (as defined under the Listing Rules)).

An ordinary resolution will be proposed at the EGM to approve the Ongoing Connected Transactions contemplated under the renewal agreements and the supplementary agreements. In view of China First Tractor's interests in the transactions, China First Tractor and its associates (as defined under the Listing Rules) will abstain from voting at the EGM.

9. Renewal for Waiver Application

We are given to understand that the Stock Exchange has indicated that upon approval of the renewal agreements and the supplementary agreements and the Ongoing Connected Transactions contemplated thereunder by the independent shareholders at the EGM, a waiver will be granted to the Company from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions, subject, however, to the following conditions:-

(1) The Ongoing Connected Transactions will be:-

(a) entered into in the ordinary and usual course of the business of the Company;

(b) conducted on normal commercial or, if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available to or from independent third parties as appropriate; and

(c) in accordance with the relevant agreements on terms that are fair and

reasonable so far as the Shareholders are concerned and in the interest of the Company as a whole.

(2) The aggregate value of each of the Ongoing Connected Transactions contemplated under the renewal agreements and the supplementary agreements in each financial year shall not exceed the relevant cap amount respectively described above on the basis of the Group's turnover or the audited book value of the net tangible assets of the Group (as the case may be) as disclosed in the Company's latest published audited accounts or consolidated accounts.

(3) The details of the Ongoing Connected Transactions as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's annual reports.

(4) The independent non-executive Directors of the Company shall review the Ongoing Connected Transactions annually, and confirm in the Company's annual report for each financial year that the Ongoing Connected Transactions have been conducted in the manner as stated in paragraph (1) above and comply with the relevant annual cap referred to in paragraph (2) above.

(5) The auditors of the Company (the "Auditors") shall review the Ongoing Connected Transactions annually and provide the Board with a letter (the "Auditors' Letter") in respect of the Ongoing Connected Transactions which have taken place in each of the relevant financial years. The Auditors' Letter is to be addressed to the Directors, a copy of which is to be provided by the Company to the Stock Exchange.

The Auditors' Letter must state whether or not:-

(a) the Ongoing Connected Transactions have received the approval of the Board;

(b) the Ongoing Connected Transactions are in accordance with the pricing policies as stated in the Company's financial statements;

(c) the Ongoing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions;

(d) the value of the Ongoing Connected Transactions does not exceed the relevant annual cap referred to in paragraph (2) above.

Where, for whatever reasons, the Auditors decline to accept the engagement or are unable to provide the Auditors' Letter, the Company shall contact the Stock Exchange immediately.

(6) The Company and the connected persons (as defined in the Listing Rules) to the Ongoing Connected Transactions will undertake to provide the Company's Auditors with full access to their relevant records to the Group for the purpose of the Auditors' review of the Ongoing Connected Transactions.

(7) In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the waiver on transactions of the kind to which the Ongoing Connected Transactions belong, the Company must take immediate steps to ensure compliance with such requirements within reasonable time.

We, on behalf of the Company, hereby request the Stock Exchange, having regard to the new cap bases indicated above and conditional upon approval of the renewal agreements and the supplementary agreements and the Ongoing Connected Transactions contemplated thereunder by the independent shareholders at the EGM, and fulfillment of the conditions mentioned in paragraph 9 above, to grant a waiver to the Company from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions contemplated under the renewal agreements and the supplementary agreements.

The information contained in this submission letter has been approved by the Directors of the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this submission letter the omission of which would make any statement herein misleading.

The information in relation to the Ongoing Connected Transactions in this submission has been provided by the management of the Company. We have not independently verified the accuracy of such information.

We look forward to hearing from you in respect of the subject matter promptly.

Yours faithfully,

Li & Partners

cc: client

LI & PARTNERS
SOLICITORS
李偉斌律師行
21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

URGENT

Our Ref : RL/PI/0850(1)/01

24 August 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2523 1254)

URGENT

Attn : Ms. Jane Shum

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
Interim results 2001

We enclose copies of (a) minutes of the board of directors' meeting of the Company held on 24 August 2001 approving the Company's interim results for the period ended 30 June 2001 and (b) the Results Announcement Form, duly completed, for your reference and record.

If you have any question, please contact our Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

c.c. First Tractor Company Limtied
(Attn : 姜國梁先生 / 于麗娜小姐
Fax No. : (86379) 496 7438)

Attn: Paul Li /潘振某

第一拖拉机股份有限公司

（于中华人民共和国成立之股份有限公司）

于二00一年八月二十四日（星期五）上午8：30分在中华人民共和国河南省洛阳市建设路154号举行之本公司董事会会议记录。

出席者：

方刚　　董永安　　陈立成

刘文英　　李鹏岐　　程祖鸿

张晶　　邵春阳

阴翔　　庞中民　　陈秀山

韩方明　　陈志

列席者：

刘阿南　　赵中海　　许府林

王定亮　　杨有亮

会议记录：

1、　主席

方刚先生担任是次会议的主席。

2、通知及法定人数

是次会议有足够的通知时间。是次会议并有足够的法定人数出席、在整个会议期间亦维持有足够的法定人数。

3、利益申报

各出席的董事均于会上按于一九九七年六月五日举行的临时股东大会中采纳的本公司章程（“本公司章程”）所要求的方式申报各自的利益。

4、有关截至二00一年六月三十日止中期财务报告

（1）独立审核委员会

本公司独立审核委员会已审阅了本公司二00一年截至六月三十日之未经审核财务报告及关联交易，同意该报告。

（2）董事会得悉，一份由安永会计师事务所审阅编制并经独立审核委员会审阅的本公司截至二00一年六月三十日止中期财务报告已经于会上提呈全体董事审阅。

出席会议的董事会成员经审议一致通过该报告。

5、有关截至二00一年六月三十日止中期业绩报告

董事会得悉，一份本公司截至二00一年六月三十日止中期业绩报告已经于会上提呈全体董事审阅，该报告在获董事会批准后将于8月27日在香港经济日报、英文虎报上予以刊载。

出席会议的董事会成员经审议一致通过该报告

6、派发股息

全体与会董事一致决定本公司就截至二00一年六月止六个月期间不派发中期股息。

7、 关于二00一年年中存货盘点盈亏处理的事宜

董事会得悉，一份《关于2001年年中存货盘点盈亏处理的请示》于会上提交。根据财政部《关于股份有限公司有关会计问题解答》的精神，对本公司2001年度年终存货盘点盈亏应经本公司董事会批准。

出席会议的董事经审议一致批准该报告。

8、 结束

本次会议再无其他事项，主席宣布会议结束。

会议主席

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : First Tractor Company Limited (Name of Company/Representative Company)
No. of pages: 1

Jiang Guoliang (Responsible Official)
86-379-4967038 (Contact Telephone Number)
24 August 2001 Date

Name of listed company : First Tractor Company Limited

Period ~~Year~~ end date : 30 / 6 /2001

Currency : RMB'000

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☒ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		~~(Audited/~~Unaudited*) Current Period from 1/1/2001 to 30/6/2001 (RMB)'000	~~(Audited/~~Unaudited*) Last Corresponding Period from 1/1/2000 to 30/6/2000 (RMB)'000
Turnover (Note I)	:	912,170	1,027,634
~~Profit~~/(Loss) from Operations (Note III)	:	(29,395)	(88,982)
Finance cost **	:	(11,851)	(9,809)
Share of Profit / (Loss) of Associates	:	15	(967)
Share of Profit / ~~(Loss)~~ of Jointly Controlled Entities	:	1,424	780
~~Profit~~ / (Loss) after Taxation & MI	:	(37,949)	(97,100)
% Change over Last Period	:	(60.92)%	
EPS / (LPS) - Basic	:	RMB(4.83) cents	RMB(12.37) cents
- Diluted	:	N/A	N/A
Extraordinary ("ETD") Gain / (Loss)	:	-	-
~~Profit~~ / (Loss) after ETD Items	:	(37,949)	(97,100)
Interim / ~~Final~~* Dividend per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B / C Dates for Interim / Final* Dividend	:	N/A to	N/A bdi.
Payable Date	:	N/A	
B / C Dates for (_____) General Meeting	:	N/A to	N/A bdi.
Other Distribution for Current Period	:	N/A	
B / C Date for Other Distribution	:	N/A to	N/A bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

** Finance costs of last corresponding period have been separately disclosed in order to conform with current period's presentation.

For and on behalf of

Signature : [signature]

Name : Jiang Guoliang

Company Secretary

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref : RL/PI/0850(1)/01

24 August 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

URGENT

Attn : Mr. Thomas Fuk/ Mr. Frankie Choi

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
Interim results 2001

We resend a copy of the minutes of the board of directors' meeting of the Company held on 24 August 2001 approving the Company's interim results for the period ended 30 June 2001 for your information. Please note the minor changes made in paragraph 5 thereof regarding the name of the newspapers on which the interim results of the Company will be published, i.e., on Hong Kong iMail instead of 英文虎報.

If you have any question, please contact our Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

c.c. First Tractor Company Limtied
(Attn : 姜國梁先生 / 于麗娜小姐
Fax No. : (86379) 496 7438)

Z:\PI\第一拖拉機股份有限公司\Interim Result\ltr-stock exchange.doc

第一拖拉机股份有限公司

（于中华人民共和国成立之股份有限公司）

于二00一年八月二十四日（星期五）上午8：30分在中华人民共和国河南省洛阳市建设路154号举行之本公司董事会会议记录。

出席者：

方刚　　董永安　　陈立成

刘文英　　李鹏蛟　　徐起鸿

张晶　　肖森国

陶湘　　庞中民　　陈秀山

韩方明　　陈志

列席者：

刘阿南　　赵中海　　许府林

王爱英　　杨有亮

会议记录：

1、　主席

方刚先生担任是次会议的主席。

2、 通知及法定人数

是次会议有足够的通知时间。是次会议并有足够的法定人数出席，在整个会议期间亦维持有足够的法定人数。

3、 利益申报

各出席的董事均于会上按于一九九七年六月五日举行的临时股东大会中采纳的本公司章程（“本公司章程”）所要求的方式申报各自的利益。

4、 有关截至二00一年六月三十日止中期财务报告

（1）独立审核委员会

本公司独立审核委员会已审阅了本公司二00一年截至六月三十日之未经审核财务报告及关联交易，同意该报告。

（2）董事会得悉，一份由安永会计师事务所协助编制并经独立审核委员会审阅的本公司截至二00一年六月三十日止中期财务报告已经于会上提呈全体董事审阅。

出席会议的董事会成员经审议一致通过该报告。

5、 有关截至二00一年六月三十日止中期业绩报告

董事会得悉，一份本公司截至二00一年六月三十日止中期业绩报告已经于会上提呈全体董事审阅，该报告在获董事会批准后将于8月27日在香港经济日报、HongKong iMail上予以刊载。

出席会议的董事会成员经审议一致通过该报告

6、 派发股息

全体与会董事一致决定本公司就截至二00一年六月止六个月期间不派发中期股息。

7、 关于二00一年年中存货盘点盈亏处理的事宜

董事会得悉，一份《关于2001年年中存货盘点盈亏处理的请示》于会上提交。根据财政部《关于股份有限公司有关会计问题解答》的精神，对本公司2001年度年终存货盘点盈亏应经本公司董事会批准。

出席会议的董事经审议一致批准该报告。

8、 结束

本次会议再无其他事项，主席宣布会议结束。

会议主席

LI & PARTNERS
SOLICITORS

李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 2 1 樓

Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/GS/0752(1)/01

24th August 2001

By Fax : 2537 9502
and By Hand

Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Mr. Thomas Fuk / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
Ongoing Connected Transactions

We are instructed by the Company to write to inform you that the extraordinary general meeting ("EGM") was held at 9:00 a.m. this morning at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China, and the ordinary resolutions in respect of, inter alia, the connected transactions, as set out in the notice of the EGM dated 9th July 2001, have been duly passed at the EGM, a copy of the minutes of the EGM duly signed by the Chairman is enclosed for your information and reference.

We would be much obliged if the waiver from compliance with the relevant ongoing disclosure requirements of the Listing Rules in respect of the ongoing connected transactions (particulars of which are set out in our waiver application letter submitted to you on 16th July 2001) could be granted to the Company.

We await hearing from you promptly.

Yours faithfully,

Li & Partners

Li & Partners
Encl.
cc: Client

Acknowledged receipt

....
Date:

第一拖拉機股份有限公司
(在中華人民共和國註冊成立之股份有限公司)

第一拖拉機股份有限公司(「本公司」)於二零零一年八月二十四日上午九時在河南省洛陽市建設路154號舉行本公司临时股東大會的會議記錄

出席者：　　見出席名冊

1. <u>主席</u>

方刚出任會議主席。

2. <u>出席股東代表的股份數</u>

本次會議召開前20天已收到合共持有778，763，999股有表決權的本公司股份的股東表示擬出席本次會議。本次會議可根據本公司章程妥爲召開。在整個會議期間亦維持有代表合共778，663，999股有表決權的本公司股份的股東出席本會議。

3. <u>通知</u>

本次會議通知及有关之股东通函已於二零零一年七月九日寄予本公司股東。

4. <u>普通决议案决议</u>

（1）临时股东大会以普通决议决定、批准及接纳王稳定先生辞任第二届董事会董事的职位。此项辞任由二零零一年八月二十四日起生效。

（2）临时股东大会以普通决议案表决通过下列事项（投票过程中中国一拖集团有限公司及其联营公司（定义见联交所证券上市规则）弃权投票）

（A）　批准、追认及确认更新协议（定义见二零零一年七月九日刊发之通函（"该通函"）及补充协议（定义见该通函）所述之持续关联交易（定义见该通函，副本（附件甲）已提呈临时股东大会，并由大会主席签署以资鉴别）；

（B）　批准、追认及确认更新协议及补充协议之签署；及

（C）　授权本公司董事代表本公司（除其他事项外）签署、执行、完成、交付或授权其他人士签署、执行、完成及交付所有有关文件及契据，并作出其等认为与依据更新协议及补充协议实施及实行持续关联交易有关

之必须、恰当或合适之所有行为、事情及事宜，以及豁免遵守或就任何更新协议及补充协议之任何条款作出及同意作出其等认为适合而性质并非重大，且符合本公司利益之修改。

5. 会议结束

所有事项以讨论完毕，主席宣布会议结束。

主席

C:\My Documents\yln3\于门 文件\ 时股 大会 录 (8.24).doc

第一拖拉机股份有限公司

二 00 一年八月二十四日临时股东大会

	姓名	代表股数及附注
1	方刚	中国一拖集团有限公司委托其代表人方刚先生代表该公司所持有的 450，000，000 股出席是次临时股东大会，该公司已递交有关的委托文书
2	方刚	香港中央结算（代理人）有限公司委任大会主席代表 328，663，999 股 H 股出席是次临时股东大会，大会主席已代表前述 328，663，999 股份就议案 1 及议案 2 投赞成票
3		香港中央结算（代理人）有限公司委任 MS.CHU SUN PING 代表其持有的 100，000 股投票赞成议案 1 及议案 2（MS.CHU SUN PING 并未出席是次临时股东大会）
4		
5		

LI & PARTNERS
SOLICITORS
李偉斌律師行
21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 2 1 樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Your Ref. : LD99387/01

Our Ref : RL/GS/PI/0752(1)/01

27 September 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn: Ms. Janet Chiu / Ms. Doris Lee /
Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
- Ongoing Connected Transactions - Waiver Application

We refer to your letter dated 14 September 2001 granting the conditional waiver to the Company from strict compliance with the connected transaction requirements as set out in Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions as detailed in the Company's Circular dated 9 July 2001 subject to the conditions stated in the said letter.

Although the Company will fax to you the required documents separately, in order to ensure compliance with the time limit stated in your letter, i.e. to signify the Company's acceptance of the waiver conditions set out in the aforesaid letter by returning the signed copy of the letter together with the required undertakings within two weeks (14 days) from the date of your letter, i.e., 14 September 2001, we fax you a copy of the letter duly signed by the Company together with the 5 undertakings required to be given by the Company, China First Tractor, YTOI, YCMC JV and YBM.

Upon receipt of the original signed copy of the aforesaid letter and the undertakings from the Company, we shall send the same to you.

Please feel free to contact our Ms. Pauline Im at 2218-0968 if you have any queries.

Yours faithfully,

Li & Partners

Li & Partners
Encls.

c.c. First Tractor Company Limited — Mr. Jiang Guo Liang / Ms. Yu Li Na (By fax w/o encl.)
Fax No. (86-379-4967438)

\\NT_SERVER\D_DRIVE\PI\第一拖拉機股份有限公司\Connected Transactons\ltr-stock exchange.doc

Please arrange to have the Company signified its acceptance of the waiver conditions set forth above by signing and returning a duplicate copy of this letter within two weeks from the date of this letter.

Yours faithfully,
For and on behalf of
The Stock Exchange of Hong Kong Limited

Janet Chiu
Assistant Vice President
Listing Division

By order of the Board of Directors,
First Tractor Company Limited
hereby confirms the acceptance of the aforementioned waiver conditions on 26 September 2001

Director

Encl.

JC/DL/FC/TF/co/Prac03/2001/0R16c1

致：香港联合交易所有限公司

承诺书

第一拖拉机股份有限公司在此承诺：允许本公司之核数师为审阅本公司持续关联交易（定义见2001年7月9日发布的临时股东大会通函）的目的查阅本公司的有关记录。

特此承诺。

第一拖拉机股份有限公司

二〇〇一年九月二十六日

LI & PARTNERS
SOLICITORS
李 偉 斌 律 師 行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 21 樓
Tel\電話: (852)2501 0088   Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Your Ref. : LD99387/01

Our Ref.: RL/GS/PI/0752(1)/01

3 October 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY HAND

Attn: Ms. Janet Chiu / Ms. Doris Lee /
Mr. Thomas Fok / Mr. Frankie Choi

HONG KONG EXCHANGES AND CLEARING LIMITED

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
- Ongoing Connected Transactions - Waiver Application

We refer to your letter dated 14 September 2001 granting the conditional waiver to the Company from strict compliance with the connected transaction requirements as set out in Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions as detailed in the Company's Circular dated 9 July 2001 subject to the conditions stated in the said letter.

To ensure compliance with the time limit stated in your letter, we have faxed to you a copy of your letter dated 14 September 2001 which has been duly signed by the Company together with the 5 undertakings required to be given by the Company, China First Tractor, YTOI, YCMC JV and YBM on 27 September 2001.

We now enclose the original of the aforesaid letter, duly signed by the Company and the 5 undertakings given by the Company, China First Tractor, YTOI, YCMC JV and YBM for your reference and record.

If you have any question, please feel free to contact our Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

c.c. First Tractor Company Limited — Mr. Jiang Guo Liang / Ms. Yu Li Na (By fax w/o encl.)
Fax No. (86-379-4967438)

\\NT_SERVER\D_DRIVE\PI\第一拖拉機股份有限公司\Connected Transactons\ltr-stock exchange.doc

HKE 香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Our Ref: LD99387/01

14 September 2001

BY FAX (2501 0028) & BY POST

Li & Partners
Solicitors
21/F, Worldwide House
Central
Hong Kong

Dear Sirs,

First Tractor Company Limited (the "Company" and together with its subsidiaries, the "Group")
Ongoing Connected Transactions – Waiver Application

We refer to your letter dated 16 July 2001 (the "Waiver Application") applying on behalf of the Company for a waiver from strict compliance with the connected transaction requirements as set out in Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions as detailed in the Company's Circular dated 9 July 2001 (the "Circular"). Terms used herein shall have the same meaning as defined in the Circular, unless otherwise stated.

Details of the Ongoing Connected Transactions are set out under the headings "Ongoing Connected Transactions" and "Information on the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions Contemplated thereunder" on pages 5 to 19 of the Circular. We understand that the Independent Shareholders of the Company have approved the Ongoing Connected Transactions at the EGM held on 24 August 2001.

Based on the information provided in your Waiver Application and the Circular, the Division agrees to grant a conditional waiver to the Company from strict compliance with the requirements of disclosure by press notice, circular to shareholders and/or independent shareholders approval as stipulated in Chapter 14 of the Listing Rules in connection with the Ongoing Connected Transactions on each occasion they arise. The waiver is granted for a period of three years ending on 7 May 2004 (or such shorter period if any of the Renewal Agreements or the Supplemental Agreements terminate before 7 May 2004) subject to the following conditions:-

1. the Ongoing Connected Transactions will be:

   a) entered into in the ordinary and usual course of business of the Company;

.../2

b) conducted on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than the terms available to or from independent third parties as appropriate; and

c) in accordance with the relevant agreements on terms that are fair and reasonable so far as the Shareholders are concerned and in the interest of the Company as a whole;.

2. the aggregate value of each of the Ongoing Connected Transactions contemplated under the Renewal Agreements and the Supplementary Agreements in each of the relevant financial years shall not exceed the relevant caps as set out below:-

a. **Composite Services Agreement 1**

4% of the Group's turnover;

b. **Import and Export Agency Agreement**

i) 1% of the Group's turnover provided that the Group's turnover does not exceed RMB3,000,000,000; and

ii) 0.8 % of the Group's turnover if the Group's turnover exceeds RBM3,000,000,000;

c. **Materials Supply Agreement 1**

i) 17% of the Group's turnover in respect of the purchase of parts and components from China First Tractor by the Company; and

ii) 10% of the Group's turnover in respect of the sale of parts and components by the Company to China First Tractor;

d. **Materials Supply Agreement 2**

3% of the audited book value of the net tangible assets of the Group;

e. **Composite Services Agreement 2**

3% of the audited book value of the net tangible assets of the Group;

.../3

f. **Projects Constructions and Installation Contracting Agreement**

3% of the audited book value of the net tangible assets of the Group;

g. **Energy Supply Services Agreement**

6% of the Group's turnover; and

h. **Composite Services Agreement 3**

3% of the audited book value of the net tangible assets of the Group.

3. the details of the Ongoing Connected Transaction as required under Rule 14.25(1)(A) to (D) of the Listing Rules shall be disclosed in the Company's annual report;

4. the independent non-executive directors of the Company shall review annually the Ongoing Connected Transactions and confirm in the Company's annual report of each of the relevant financial years that the Ongoing Connected Transactions have been conducted in the manner as stated in paragraphs 1 and 2 above;

5. the Company is required to engage its auditors to provide the board of directors with a letter (the "Auditors' Letter") in respect of the Ongoing Connected Transactions occurring during each of the relevant financial years. The Auditors' Letter is to be addressed to the directors of the Company and a copy of the Auditors' Letter is to be provided by the Company to the Exchange.

   The Auditors' Letter must state that whether:

   - the Ongoing Connected Transactions received the approval of the Company's board of directors;
   - the Ongoing Connected Transactions are in accordance with the pricing policies as stated in the Company's financial statements;
   - the Ongoing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions; and
   - the value of the Ongoing Connected Transactions does not exceed the relevant caps as stipulated in paragraph 2 above;

.../4

Where, for whatever reason, the auditors decline to accept the engagement or is unable to provide the Auditors' Letter, the directors shall contact the Exchange immediately;

6. each of the Company, China First Tractor, YTOI, YCMC JV and YBM undertakes to provide the Company's auditors with full access to their relevant records for the purpose of the auditors' review of the Ongoing Connected Transactions; and

7. in the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the Ongoing Connected Transactions belong, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

It is emphasized that in the event any of the caps of the waiver granted for the Ongoing Connected Transactions as stipulated in paragraph 2 above is exceeded in any relevant financial years, the Company will have to comply in full with relevant requirements of the Listing Rules.

If any of the conditions governing the Ongoing Connected Transactions as mentioned above is altered or if the Company enters into new agreements with any connected persons (within the meaning of the Listing Rules) other than those provided for under the waiver in the future, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Exchange.

Please note that the above waiver is only granted on the basis of the facts and circumstances described in the Waiver Application and the Circular, and on the understanding that the above conditions will be satisfied. The Exchange reserves the right to revoke or modify any waiver granted hereby in the event of any change in the terms of the agreements to the Ongoing Connected Transactions for which such waiver was granted (including any extension or renewal of the agreements evidencing such Ongoing Connected Transactions) or in the circumstances under which waiver was granted. The Company shall promptly notify the Listing Division in the event of any such change or if it knows or has reason to believe that the independent non-executive directors will not be able to confirm the matters set forth in paragraph 4 above. Nothing herein shall constitute a waiver for any transactions not mentioned above or affect the Company's obligations under paragraph 2 of the Listing Agreement.

We also wish to emphasize that this waiver is granted on the special circumstances of this particular case, and should not be treated as a precedent for future cases.

.../5

HKEx 香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Please arrange to have the Company signified its acceptance of the waiver conditions set forth above by signing and returning a duplicate copy of this letter within two weeks from the date of this letter.

Yours faithfully,
For and on behalf of
The Stock Exchange of Hong Kong Limited

Janet Chiu
Assistant Vice President
Listing Division

By order of the Board of Directors,
First Tractor Company Limited
hereby confirms the acceptance of the aforementioned waiver conditions on 26 September, 2001

Director

Encl.

JC/DL/FC/TF/co/Pusc03/2001/0816e1

致：香港联合交易所有限公司

承诺书

第一拖拉机股份有限公司在此承诺：允许本公司之核数师为审阅本公司持续关联交易（定义见 2001 年 7 月 9 日发布的临时股东大会通函）的目的查阅本公司的有关记录。

特此承诺。

第一拖拉机股份有限公司

二 00 一年九月二十六日

LI & PARTNERS
SOLICITORS

李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

URGENT

Our Ref: RL/PI/0973(1)/01

21 November 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn : Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
- **Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited**

We refer to the telephone conversation between your Mr. Thomas Fok and our Ms. Pauline Im this afternoon and enclose the following announcement and the relevant checklist for your comments and approval :-

1. An updated draft of the announcement in relation to the captioned matter; and
2. The relevant checklist (paragraph 14.14).

The Four Tests will be provided to you shortly after the Company has confirmed the figure therein.

If you have any question, please contact our handling solicitor, Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

\\NT_SERVER\D_DRIVE\PI\第一拖拉機股份有限公司\一拖(洛陽)柴油機有限公司\Ltr-stock exchange.doc

21/11/2001

(1)

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The board of directors of First Tractor Company Limited wishes to announce that on 21 November 2001, Brilliance China Machinery Holdings Limited, a subsidiary of the First Tractor Company Limited, entered into an acquisition agreement with Shuntat Technology Industrial Company for the acquisition of the 25% shareholding of First Tractor (Luoyang) Diesel Engine Company Limited at a consideration of USD1,500,000 (equivalent to approximately HK$11,700,000).

First Tractor (Luoyang) Diesel Engine Company Limited is held as to 75% by China First Tractor Group Company Limited and as to 25% by Shuntat Technology Industrial Company. Although Shuntat Technology Industrial Company is an independent third party which is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules), China First Tractor Group Limited, being the controlling shareholder of First Tractor Company Limited, is interested in 75% of the capital of First Tractor (Luoyang) Diesel Engine Company Limited. Whilst Brilliance China Machinery Holdings Limited is held as to approximately 90.1% by First Tractor Company Limited. Accordingly, the aforesaid acquisition constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules. The total consideration under the agreement represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts and accordingly, no shareholders' approval is required. The aforesaid acquisition is therefore subject to the disclosure requirement under Rule 14.25 of the Listing Rules. Details of the Acquisition as required under Rule 14.25(1) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

Acquisition as required under Rule 14.25(1) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited

The Board announces that its subsidiary, Brilliance China has entered into an acquisition agreement with Shuntat Technology on 21st November 2001 for the acquisition of the 25% interest in FTDE.

Acquisition Agreement dated 21 November 2001

Purchaser :	Brilliance China Machinery Holdings Limited, a subsidiary of the Company of which approximately 90.1% interest is held by the Company.
Vendor :	Shuntat Technology Industrial Company, a sole proprietorship incorporated in Hong Kong which owns by Mr. Pat Wing Shuo, an independent third party who is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).
Acquisition :	The 25% shareholding in FTDE with all rights attaching to the 25% shareholding in FTDE on the completion date and the right to receive dividend of FTDE for the year 2001 which has not been declared or paid as at the date of the agreement.
Consideration :	USD1,500,000 (equivalent to approximately HK$11,700,000) in cash within 90 days. The consideration was on the basis of the 25% shareholding in FTDE to be acquired by Brilliance China which is equivalent to the corresponding share capital of FTDE. Therefore, the consideration was determined after arm's length negotiation.
Completion :	Completion is expected to take place after the following procedures have been completed:-

(i) the relevant government authorities have approved the Acquisition Agreement and the revised joint venture contract and the articles of association of FTDE; and

(ii) the Local Administration for Industry and Commerce has registered the changed business license of FTDE,

of which the aforesaid procedures are expected to be completed within two months after the date of the Acquisition Agreement.

14.14(1) 14.14(2)(3)(6) 14.14(5)(7)

First Tractor (Luoyang) Diesel Engine Company Limited

FTDE, a subsidiary of China First Tractor, is a sino-foreign equitable joint venture company incorporated in the PRC on 28th December 1993. Its registered capital is USD6,000,000 (equivalent to approximately HK$46,800,000). FTDE is held as to 75% by China First Tractor and as to 25% by Shuntat Technology. FTDE is engaged in the design, manufacture and sale of diesel engine and its ancillary products. It has the right to operate the aforesaid business for a period of 12 years commencing from 28th December 1993 to 27th December 2005. 14.14(4)

The audited net tangible assets of FTDE as at 31st December 1999 and 31st December 2000 were approximately RMB53,094,495.12 and RMB61,124,499.66, respectively in accordance with the PRC accounting standards. Net Profit after taxation and extraordinary items for the two year ended 31st December 1999 and 2000 were approximately RMB8,819,618.40 and RMB8,764,966.38, respectively in accordance with the PRC accounting standards. 14.14(8)

Reasons for the Acquisition

The principal business of the Company is engaged in manufacture of agricultural tractors in the PRC. The Acquisition would strengthen the Group's development of large and medium tractor products and harvesting machinery product which would consolidate the position of agricultural machinery as the foundation of the Group's economic development. In addition, the Acquisition would benefit the market expansion for the Group's tractor versions and agricultural machinery. The Directors (including the independent non-executive directors) believe that the Acquisition would further strengthen the Group's dominant position in the agricultural machinery market. Accordingly, the Acquisition is on normal commercial terms and is in the interest of the Company and taking into account the terms of the Acquisition Agreement the aggregate consideration for the Acquisition is fair and reasonable so far as the shareholders of the Company are concerned. 14.14(9)

Connected Transaction

Despite Shuntat Technology is an independent third party not connected with the connected persons of the Company and their respective associates, China First Tractor, being the controlling shareholder of the Company, is interested in 75% of the capital of FTDE and thus, a substantial shareholder of FTDE. Whilst Brilliance China is held as to approximately 90.1% the Company. Accordingly, the Acquisition constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules. As the total consideration under the Acquisition Agreement represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts, no shareholders' approval is required but subject to the disclosure requirement under Rule 14.25(1) of the Listing Rules. Details of the Acquisition as required under Rule 14.25(1) of the Listing Rules will be disclosed in the Company's next published annual report and accounts. 14.14(11)

Definitions

Terms used in this announcement shall have the following meaning : -

"Acquisition"	the acquisition of the 25% shareholding in FTDE by Brilliance China from Shuntat Technology
"Acquisition Agreement"	the agreement entered into between Brilliance China and Shuntat Technology on 21 November 2001 in respect of the Acquisition

31

"Acquisition Agreement"	the agreement entered into between Brilliance China and Shuntat Technology on 21 November 2001 in respect of the Acquisition
"Board"	the board of directors of the Company
"Brilliance China"	Brilliance China Machinery Holdings Limited (華晨中國機械控股有限公司), a company incorporated under the laws of Bermuda, of which approximately 90.1% shareholding is held by the Company
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company with limited liability, the controlling shareholder and holding company of the Company
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the PRC Company Law
"Directors"	directors of the Company
"FTDE"	First Tractor (Luoyang) Diesel Engine Company Limited (一拖(洛陽)柴油機有限公司), a sino-foreign equitable joint venture company incorporated in the PRC, of which its shareholding is held as to 75% by China First Tractor and 25% by Shuntat Technology before the Acquisition
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Shuntat Technology"	Shuntat Technology Industrial Company (迅達科技實業公司), a sole proprietorship incorporated in Hong Kong which owns by Mr. Pat Wing Shun, an independent third party who is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
"USD"	United Stated dollars, the lawful currency in the United States

In this announcement, unless otherwise stated, certain amounts denominated in USD have been converted (for information only) into HKD using an exchange rate of USD1.00: HK$7.8.

By order of the board of
First Tractor Company Limited
Fang Gang
Chairman

Luoyang, Henan Province, the PRC, [*] November, 2001

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

ANNOUNCEMENT - CHECKLIST

Name of Issuer: First Tractor Company Limited

Description of Transaction: Connected Transaction

Information required to be contained in the Announcement

		Page	Fully Complied With	Comments
	CHAPTER 14 - Paragraph 14.14			
(1)	the date of the transaction and the parties thereto (unless the counter-party is an independent third party who wishes to remain anonymous and the Exchange agrees that the identity of the counter-party is not otherwise relevant to the particular transaction);	2	Yes	
(2)	the general nature of the transaction;	2	Yes	
(3)	particulars of the assets being acquired or realized, including the name of any company or business where relevant and, if the assets include shares, the name and general description of the activities of the company in which the shares are or were held;	2	Yes	
(4)	a description of the trade carried on;	2	Yes	
(5)	the aggregate value of the consideration, explaining how this is being or is to be satisfied, including the terms of any arrangements for payment on a deferred basis;	2	Yes	
(6)	the value of the assets being acquired or realized;	2	Yes	
(7)	the basis upon which the consideration was determined;	2	Yes	
(8)	where applicable, the net profits before and after taxation and extraordinary items attributable to the assets being acquired or realized in respect of the two financial years immediately preceding the transaction;	2	Yes	
(9)	the benefits which are expected to accrue to the issuer as a result of the transaction;	2	Yes	
(10)	in the case of a realization, the intended application of the sale proceeds; and	N/A		
(11)	where the transaction is also a connected transaction, details of the relevant connection and a statement that the transaction is subject to independent shareholders' approval, if applicable.	2	Yes	

Documents to be submitted for connected transaction	Date of submission/Expected date of submission
A copy of the minutes of the board meeting at which the transaction was approved must also be submitted to the Exchange as soon as possible. The Exchange would normally expect such minutes to reflect whether or not the transaction was on normal commercial terms and to note the views of the independent directors.	The relevant minutes dated 9 November 2001 is enclosed

Please make annotation in the margin of the relevant page of the announcement for the respective paragraph of the Listing Rules.

4/95

Submitted by: Li & Partners [signature]

Signature

Date: 21/11/2001

Li & Partners

Name and Firm

Issuer/Solicitor/Financial Adviser

Verified by: ______________________

Name

Listing Division

The Stock Exchange of Hong Kong Limited

Date: ______________________

Reviewed by: ______________________

Manager

Date: ______________________

4/95

第一拖拉機股份有限公司

(於中華人民共和國成立之股份有限公司)

於二零零一年十一月九日(星期五)舉行之本公司董事會电话會議紀錄。

出席者 ：

方剛　董永安　陳立威

劉文英　崔起鴻　李騰蛟

張品　曹春國　王穩定

顧中民　陶湘　陳秀山

陳志　鄰方明

列席者 ：

劉阿南　趙中海　許爵林

王愛英　楊有亮

會議紀錄 ：

1. 主席

方剛先生擔任是次會議的主席。

2. 通知及法定人數

是次會議有足夠的通知時間。是次會議并有足夠的法定人數出席，在整個會議期間亦維持有足夠的法定人數。

3. 利益申報

各出席的董事均於會上按於一九九七年六月五日舉行的臨時股東大會中采納的本公司章程("本公司章程")所要求的方式申報各自的利益。

4. 關聯交易

董事會得悉，本公司的附屬公司，華晨中國機械控股有限公司("華晨機械")與迅速科技實業公司("迅速")將於二零零一年十一月二十一日簽訂一項收購協議("收購協議")，華晨機械以代價 1,500,000 美元(約相等於 11,700,000 港元)收購一拖(洛陽)柴油機有限公司("一拖柴油機")25%的權益("收購事項")。中國一拖集團有限公司("中國一拖集團")及迅速分別持有一拖柴油機 75%權益和 25%權益。儘管迅速是獨立第三者，與本公司任何董事、監事、主要行政人員或主要股東或其任何附屬公司或聯繫人士(定義見香港聯合交易所有限公司《証券上市規則》("上市規則"))是獨立的，並概無關連，然而本公司的控股股東中國一拖集團擁有一拖柴油機 75%的權益。本公司則持有華晨機械約 90.1%的權益。因此，根據上市規則第 14.23(1)(b)條的規定，收購事項構成本集團的一項關連交易。該協議的總代價佔本公司最近公佈賬目中本公司有形資產賬面淨值少於 3%，因此毋須股東批准。但收購事項須根據上市規則第 14.25(1)條作出披露。收購事項的詳情根據上市規則第 14.25(1)條將於本公司下次刊發的年報和賬目中披露。全體董事包括兩位獨立非執行董事在審閱收購協議的條款後確認如下：

(I) 本集團是在正常及一般業務情況下達成收購事項；

(II) 收購事項以正常商業條款(與中國境內類似實體所作的類似性交易比較)或按對本公司及股東而言屬公平合理的條款(尚無類似情況可供比較時)而達成的。

董事會會議成員一致通過同意華晨機械與迅速簽訂收購協議。

5. 新聞通告

董事會得悉，一份擬於二零零一年十一月二十二 日 於 Hong Kong

iMail(英文)及經濟日報(中文)上刊登的有關該收購事項的新聞通告已經於會前提呈全體董事審閱。

董事會會議成員一致通過該新聞通告，并批准於二零零一年十一月廿二日於 Hong Kong iMail(英文)及經濟日報(中文)上刊登。

6. 結束

是次會議再無其他事項，主席宣佈會議結束。

會議主席

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 21 樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref : RL/PI/0973(1)/01

21 November 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn : Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
- **Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited**

We enclose the Four Tests in respect of the captioned matter for your reference and information.

If you have any question or comments on the draft announcement, please contact our handling solicitor, Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

NOTIFIABLE TRANSACTIONS

THE FOUR TESTS

Name of Issuer: FIRST TRACTOR COMPANY LIMITED

Description of Transaction: CONNECTED TRANSACTIONS

Chapter 14

Please fill in the following information:-

1. Value of assets being acquired/realised ¥15,281,124.915

2. Consolidated net tangible asset of the issuer 2,226,131,000.

3. Net profit (after deducting all charges except taxation and excluding extraordinary items) attributable to assets being acquired/disposed of 2,191,241.595

4. Net profit of the Issuer (157,053,000)

5. Aggregate value of consideration given or received 12,402,000

6. Value of equity capital issued as consideration (if any) N/A

7. Value of existing issued equity capital of the Issuer N/A

The Four Tests

		Percentage
(A)	Assets tests (1÷2)	0.68%
(B)	Profits tests (3÷4)	N/A
(C)	Consideration test (5÷2)	0.557%
(D)	Issued Equity Capital test (6÷7)	N/A.

Submitted by: [signature] Signature   Date: 21/11/2001

第一拖拉机股份有限公司

Name and Firm
Issuer/~~Solicitor/Financial Adviser~~

Verified by: ______ Name   Date: ______
Listing Division
The Stock Exchange of Hong Kong Limited

Reviewed by: ______ Manager   Date: ______

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref : RL/PI/0973(1)/01

21 November 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn : Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
- Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited

Upon receiving your comments, we have incorporated the relevant information and revised the draft announcement. The same is enclosed for your comments and approval.

If you have any question or comments on the draft announcement, please contact our handling solicitor, Ms. Pauline Im at 2218-0968.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

\\NT_SERVER\D_DRIVE\PI\第一拖拉機股份有限公司\一拖(洛陽)柴油機有限公司\Ltr-stock exchange.doc

(1)

21/11/2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no repr arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST TRACTOR C
第一拖拉機股

(a joint stock limited company incorporated in the

CONNECTED T

The board of directors of First Tractor Company Limited wishes to announce that on 21st November 2001, Brillianc agreement with Shuntat Technology Industrial Company for the acquisition of the 25% shareholding of First Trac HK$11,700,000).

First Tractor (Luoyang) Diesel Engine Company Limited is held as to 75% by China First Tractor Group Company Li an independent third party which is not connected with any director, supervisor, chief executive or substantial shareh China First Tractor Group Limited, being the controlling shareholder of First Tractor Company Limited, is interested Holdings Limited is held as to approximately 90.1% by First Tractor Company Limited. Accordingly, the aforesaid a consideration under the agreement represents less than 3% of the book value of the net tangible assets of the Compan aforesaid acquisition is therefore subject to the disclosure requirement under Rule 14.25 of the Listing Rules. Details of annual report and accounts.

Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited

The Board announces that its subsidiary, Brilliance China has entered into an acquisition agreement with Shuntat Tech

Acquisition Agreement dated 21 November 2001

Purchaser : Brilliance China Machinery Holdings Limited, a subsidiary of the Company of which approximately

Vendor : Shuntat Technology Industrial Company, a sole proprietorship incorporated in Hong Kong which owns substantial shareholder of the Company or any of its subsidiaries or any of their respective associates

Acquisition : The 25% shareholding in FTDE with all rights attaching to the 25% shareholding in FTDE on the com of the agreement.

Consideration : USD1,500,000 (equivalent to approximately HK$11,700,000) in cash within 90 days after the relevant resources. The consideration was on the basis of the 25% shareholding in FTDE to be acquired by Therefore, the consideration was determined after arm's length negotiation.

Completion : Completion is expected to take place after the following procedures have been completed:-

(i) the relevant government authorities have approved the Acquisition Agreement and the revised j

(ii) the Local Administration for Industry and Commerce has registered the changed business licen

of which the aforesaid procedures are expected to be completed within two months after the date of t

First Tractor (Luoyang) Diesel Engine Company Limited

FTDE, a subsidiary of China First Tractor, is a sino-foreign equitable joint venture company incorporated in the PRC o approximately HK$46,800,000). FTDE is held as to 75% by China First Tractor and as to 25% by Shuntat Technology. the aforesaid business for a period of 12 years commencing from 28th December 1993 to 27th December 2005.

TDE, a s[illegible] equitable joint venture [illegible]

approximately HK$46,800,000). FTDE is held as to 75% by China First Tractor and as to 25% by Shuntat Technology. FTI

the aforesaid business for a period of 12 years commencing from 28th December 1993 to 27th December 2005.

The audited net tangible assets of FTDE as at 31st December 1999 and 31st December 2000 were approximately RMB53.

taxation and extraordinary items for the two year ended 31st December 1999 and 2000 were approximately RMB8,819,61

Reasons for the Acquisition

The principal business of the Company is engaged in manufacture of agricultural tractors in the PRC. The Acquisition wou would consolidate the position of agricultural machinery as the foundation of the Group's economic development. In additi Acquisition would benefit the market expansion for the Group's tractor versions and agricultural machinery. The Directors dominant position in the agricultural machinery market. Accordingly, the Acquisition is on normal commercial terms a consideration for the Acquisition is fair and reasonable so far as the shareholders of the Company are concerned.

Connected Transaction

Despite Shuntat Technology is an independent third party not connected with the connected persons of the Company and t of the capital of FTDE and thus, a substantial shareholder of FTDE. Whilst Brilliance China is held as to approximately 14.23(1)(b) of the Listing Rules. As the total consideration under the Acquisition Agreement represents less than 3% of t shareholders' approval is required but subject to the disclosure requirement under Rule 14.25(1) of the Listing Rules. Detai next published annual report and accounts.

Definitions

Terms used in this announcement shall have the following meaning : -

"Acquisition"	the acquisition of the 25% shareholding in FTDE by Brilliance China from Shuntat Technolc
"Acquisition Agreement"	the agreement entered into between Brilliance China and Shuntat Technology on 21st Noven
"Board"	the board of directors of the Company
"Brilliance China"	Brilliance China Machinery Holdings Limited (華晨中國機械控股有限公司), a company i
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company wi
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company
"Directors"	directors of the Company
"FTDE"	First Tractor (Luoyang) Diesel Engine Company Limited (一拖(洛陽)柴油機有限公司), a China First Tractor and 25% by Shuntat Technology before the Acquisition
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limite
"PRC"	the People's Republic of China
"Shuntat Technology"	Shuntat Technology Industrial Company (迅達科技實業公司), a sole proprietorship incor director, supervisor, chief executive or substantial shareholder of the Company or any of its
"USD"	United States dollars, the lawful currency in the United States

In this announcement, unless otherwise stated, certain amounts denominated in USD have been converted (for informati

Luoyang, Henan Province, the PRC, [*] November, 2001

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this annou in this announcement have been arrived at after due and careful consideration and there are no other facts not containe

(3)

o representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever

COMPANY LIMITED

股份有限公司

n the People's Republic of China with limited liability)

D TRANSACTION

liance China Machinery Holdings Limited, a subsidiary of the First Tractor Company Limited, entered into an acquisition
Tractor (Luoyang) Diesel Engine Company Limited at a consideration of USD1,500,000 (equivalent to approximately

y Limited and as to 25% by Shuntat Technology Industrial Company. Although Shuntat Technology Industrial Company is
areholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules),
sted 25% of the capital of First Tractor (Luoyang) Diesel Engine Company Limited. Whilst Brilliance China Machinery
aid acquisition constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules. The total
npany as disclosed in the latest Company's published accounts and accordingly, no shareholders' approval is required. The
ils of the Acquisition as required under Rule 14.25(1) of the Listing Rules will be disclosed in the Company's next published

Technology on 21st November 2001 for the acquisition of the 25% interest in FTDE.

tely 90.1% interest is held by the Company. 14.14(1)

owns by Mr. Pat Wing Shun, an independent third party who is not connected with any director, supervisor, chief executive or
ates (as defined in the Listing Rules).

completion date and the right to receive dividend of FTDE for the year 2001 which has not been declared or paid as at the date 14.14(2)(3)(6)

vant government approval has been obtained. The consideration of USD1,500,000 is funded by the Brilliance China's internal 14.14(5)(7)
by Brilliance China which is equivalent to the corresponding net tangible assets value of FTDE as at 31st December 2000.

ed joint venture contract and the articles of association of FTDE; and

cense of FTDE,

of the Acquisition Agreement.

C on 28th December 1993. Its registered capital is USD6,000,000 which has been fully paid before June, 1994 (equivalent to 14.14(4)
gy. FTDE is engaged in the design, manufacture and sale of diesel engine and its ancillary products. It has the right to operate

gy. FTDE is engaged in the design, manufacture and sale of diesel engine and its ancillary products. It has the right to operate 14.14(4)

tMB53,094,495.12 and RMB61,124,499.66, respectively in accordance with the PRC accounting standards. Net Profit after ,819,618.40 and RMB8,764,966.38, respectively in accordance with the PRC accounting standards. 14.14(8)

on would strengthen the Group's development of large and medium tractor products and harvesting machinery product which 1 addition, upon the completion of the Acquisition, the Group becomes the controlling shareholder of FTDE and therefore, the irectors (including the independent non-executive directors) believe that the Acquisition would further strengthen the Group's terms and is in the interest of the Company and taking into account the terms of the Acquisition Agreement the aggregate 14.14(9)

iy and their respective associates, China First Tractor, being the controlling shareholder of the Company, is interested in 75% imately 90.1% the Company. Accordingly, the Acquisition constitutes a connected transaction for the Company under Rule 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts, no ;. Details of the Acquisition as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's 14.14(11)

echnology

November 2001 in respect of the Acquisition

pany incorporated under the laws of Bermuda, of which approximately 90.1% shareholding is held by the Company

any ... limited liability, the controlling shareholder and holding company of the Company

mpany incorporated under the PRC Company Law

司), a sino-foreign equitable joint venture company incorporated in the PRC, of which its shareholding is held as to 75% by

Limited

Incorporated in Hong Kong which owns by Mr. Pat Wing Shun, an independent third party who is not connected with any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)

rmation only) into HKD using an exchange rate of USD1.00: HK$7.8.

By order of the board of
First Tractor Company Limited
Fang Gang
Chairman

announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed tained in this announcement, the omission of which will make any statements in this announcement misleading.

LI & PARTNERS
SOLICITORS
李 偉 斌 律 師 行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 21 樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Our Ref: RL/PI/0973(1)/01

21st November 2001

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn : Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re : First Tractor Company Limited (the "Company")
- Acquisition of 25% interest in First Tractor (Luoyang) Diesel Engine Company Limited

Pursuant to the telephone conversation between your Mr. Frankie Choi and our Ms. Pauline Im, we write to confirm that the announcement in relation to the captioned matter has been cleared.

Accordingly, the aforesaid announcement will be published on HK Economic Times and Hong Kong iMail tomorrow.

Yours faithfully,

Li & Partners

LI & PARTNERS

Encls.

c.c. Client (First Tractor Company Limited
Attn : 于麗娜小姐
Fax No. : (86379) 4967438)

LI & PARTNERS
SOLICITORS
李偉斌律師行

21/F., World Wide House, Central, Hong Kong
香 港 中 環 環 球 大 廈 2 1 樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Your Ref. :

Our Ref: RL/PI/1098(1)/02

20 February 2002

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

BY FAX ONLY
(Fax No. : 2537 9502)

Attn: Ms. Janet Chiu / Ms. Doris Lee / Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
- Announcement on the Change of Chairman and General Manager, Resignation of Vice-Chairman, and Appointment of Vice-General Manager and Re-Appointment of Directors

We refer to the telephone conversation between your Mr. Frankie Choi and our Ms. Pauline Im this afternoon and confirm that the Stock Exchange would not vet the captioned announcement as the matters contained therein (including but not limited to the notice of EGM) are not price sensitive information.

A soft copy of the Announcement would be delivered to you on or before 9:00 p.m. today.

Yours faithfully,

Li & Partners

LI & PARTNERS

LI & PARTNERS
SOLICITORS
李偉斌律師行
21/F., World Wide House, Central, Hong Kong
香港中環環球大廈21樓
Tel\電話: (852)2501 0088 Fax\傳真: (852)2501 0028
Email : robinli@li-partners.com
Partners : Li Weibin Anthony Siu Kelvin Kwan

Your Ref. :

Our Ref : RL/PI/1098(1)/02

20 February 2002

BY FAX ONLY
(Fax No. : 2537 9502)

Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attn: Ms. Janet Chiu / Ms. Doris Lee / Mr. Thomas Fok / Mr. Frankie Choi

Dear Sirs,

Re: First Tractor Company Limited (the "Company")
- Announcement on the Change of Chairman and General Manager, Resignation of Vice-Chairman, and Appointment of Vice-General Manager and Re-Appointment of Directors

We refer to the telephone conversation between your Mr. Frankie Choi and our Ms. Pauline Im this afternoon and confirm that the Stock Exchange would not vet the captioned announcement as the matters contained therein (including but not limited to the notice of EGM) are not price sensitive information.

A soft copy of the Announcement would be delivered to you on or before 9:00 p.m. today.

Yours faithfully,

Li & Partners

LI & PARTNERS

致：香港联合交易所上市科　　霍浩然先生

中国证监会国际合作部　　谢世坤副主任/祝欢副处长

抄送：BNP 百富勤融资有限公司　　李恒键董事

安永会计事务所　　严志雄高级经理/李少波经理

李伟斌律师事务所　　李伟斌律师

皓天公关公司　　陆晴董事

中和会计审计事务所　　杨志明副所长

中伦金通律师事务所　　刘凤良律师

RE:　　通知

本人定于 2001 年 11 月 16 日至 2002 年 5 月 26 日参加河南省组织的领导干部赴美国马里兰州立大学培训项目，期间由本公司董事会秘书助理张国龙先生代理本公司董事会秘书职务，希望各位一如既往地支持本公司和张先生的工作。

顺颂

商祺！

第一拖拉机股份有限公司董事会秘书　姜国梁　谨具

2001 年 11 月 8 日

授权书

兹授权董事会秘书助理张国龙先生在本人在美国参加培训期间（2001 年 11 月 6 日至 2002 年 6 月 6 日）代理董事会秘书职务，行使《第一拖拉机股份有限公司公司章程》和《香港联交所上市规则》所规定的董事会秘书应履行的权利与义务，全面负责董事会秘书处工作。

授权人：

姜国梁

2001 年 11 月 6 日

FIRST TRACTOR COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

The Directors are pleased to announce that on 21st June, 2000, an agreement was entered into between Yituo (Luoyang) Harvesting Machinery Limited (一拖(洛陽)收穫機械有限公司)and Zhenjiang Thresher Manufacturing Factory (鎮江脫粒機制造廠) pursuant to which both parties agreed to establish Yituo (Zhenjiang) Harvesting Machinery Company Limited (一拖(鎮江)收穫機械有限公司), a limited liability company established under the laws of the PRC. YLHM and ZTMF contributed approximately RMB7,789,860 in cash, representing 65% of the registered capital of Newco and RMB4,194,540 in the form of assets, representing 35% of the registered capital of Newco respectively.

On 8th September, 2000, a number of ancillary agreements were entered into between Newco and ZTMF and Yituo Group respectively which constitute connected transactions of the Company under the Listing Rules. The estimated aggregate consideration of the connected transactions for the year ending 31st December, 2001 is expected to be RMB20,300,580 (approximately HK$19,008,034) which is higher than 0.03% but less than 3% of the net tangible assets of the Group as disclosed in the latest published audited accounts adjusted to take into account of the latest interim results of the Group. An application will be made to the Stock Exchange to grant a waiver from compliance with certain press disclosure requirements relating to the connected transactions (as described below) under Listing Rules subject to certain conditions.

THE AGREEMENT

Date: 21st June, 2000

Parties: YLHM, a subsidiary of the Company

ZTMF, a state owned enterprise in the PRC which is independent of and not connected with

the directors, chief executive or substantial shareholders of the Company, or any of its subsidiaries or their respective associates

Nature: Establishment of Newco, a limited liability company established in Zhenjiang, Jiangsu Province under the laws of the PRC with a term of 15 years

Business: Principally engaged in the research and development, manufacture and sales of harvest machinery, drier and other agricultural machinery in the PRC

Registered capital and contribution:

	Registered Capital RMB	Percentage %	Type of contribution	
YLHM	7,789,860	65	Cash	
ZTMF	4,194,540	35	Asset	*
Total	11,984,400	100		

* Such asset has a fair market value of RMB4,194,540 (approximately HK$3,927,472) as stated in the valuation report dated 12th May, 2000 issued by 江蘇恆信會計師事務所, an independent valuer in the PRC.

Others:

The formation of Newco has been approved by Jiangsu Province Zhenjiang Municipal Government on 28th June, 2000.

CONNECTED TRANSACTIONS

A number of ancillary agreements (as described below) were entered into between Newco and ZTMF and Yituo Group respectively on
8th September, 2000, which constitute connected transactions of the Company under the Listing Rules. Such connected transactions will be carried out in the ordinary course of business of Newco and are expected to continue in the future.

The Directors are of the view that the connected transactions described below are on normal commercial terms which are fair and reasonable to the Company and its shareholders taken as a whole having regard to the circumstances in which these connected transactions were entered

into.

The estimated aggregate amounts of such connected transactions for the year ending 31st December, 2001 are expected to be about RMB20,300,580 (approximately HK$19,008,034), which is within the de minimus rule in respect of connected transactions under Rule 14.25(1) of the Listing Rules. Details of such connected transactions will be set out in the annual report of the Group and press announcements accordingly.

On 8th September, 2000, the following agreements have been entered into between Newco and ZTMF:

(a) Goods supply agreement

ZTMF agrees to provide parts and both finished and semi-finished components including conveyers and cutters to Newco for the period from the date of this agreement up to and including 31st December, 2001.

A consideration will be charged by ZTMF at the agreed price which is determined on arm's length negotiation between Newco and ZTMF with reference to the actual cost incurred. The estimated aggregate consideration for the provision of goods for the period starting from the date of this agreement to 31st December, 2000 is expected to be RMB1,580,400 (approximately HK$1,479,775) and for the year ending 31st December, 2001 is expected to be RMB8,630,000 (approximately HK$8,080,524).

(b) Building lease agreement

Newco agrees to lease to ZTMF a building with an aggregate gross floor area of approximately 2931.05 sq.m. for the period from the date of this agreement up to and including 31st December, 2001 as ZTMF's factory premises.

The annual rental is RMB79,580 (approximately HK$74,513) which is determined by reference to the actual depreciation expense of such building. The rental amounts to RMB26,527 (approximately HK$24,838) for the period starting from the date of this agreement to 31st December, 2000.

(c) Land lease agreement

ZTMF agrees to lease to Newco a parcel of land with an aggregate site area of approximately 3,819.40 sq.m. for a term of 15 years starting from the date of this agreement, for the operation

of Newco. Upon expiry of such land lease agreement, ZTMF shall continue to lease such parcel of land to Newco so long as ZTMF is a shareholder of Newco and holds the land use rights in accordance with the relevant laws and regulations of the PRC. The land is located at No. 60, West Xinhe, Zhenjiang, the PRC.

The annual rental is approximately RMB45,830 (approximately HK$42,912) which is determined by reference to the market price of leasing of land in Zhenjiang, the PRC. The rental for the period starting from the date of this agreement to 31st December, 2000 and the year ending 31st December, 2001 is waived by ZTMF. The rental amount will not be adjusted during the first five years of the lease. Thereafter, the rental amount will be adjusted only when the relevant state land administration authorities announce the rental adjustment amounts (土地租金調價幅度) and the adjustment amounts will not exceed the announced rate.

(d) Composite services agreement

ZTMF agrees to provide, or to procure the provision of, the following services to Newco for the period from the date of this agreement up to and including 31st December, 2005:

(i) medical and health related services to Newco's staff;

(ii) composite services including waste collection and cleaning services, landscaping and services in relation to buildings and drainage;

(iii) staff cantee services; and

(iv) use of roads in the factory district; and

(v) security service.

An annual consideration of RMB60,000 (approximately HK$56,180) will be paid by Newco to ZTMF, which is determined on arm's length negotiation with reference to the actual cost incurred. RMB20,000 (approximately HK$18,727) will be payable to ZTMF for such services for the period from the date of this agreement to 31st December, 2000.

(e) Equipment lease agreement

Newco agrees to lease to ZTMF certain equipment for the operation of ZTMF for the period from the date of this agreement up to and including 31st December, 2001.

The annual rental is RMB541,000 (approximately HK$506,554) which is determined by reference to the actual depreciation expenses of such equipment. The rental amounts to RMB180,333 (approximately HK$168,851) for the period starting from the date of this agreement to 31st December, 2000.

On 8th September, 2000, a material supply agreement has been entered into between Yituo Group and Newco, pursuant to which Yituo Group agrees to provide parts and both finished and semi-finish components including chassis to Newco for the period from the date of this agreement up to and including 31st December, 2001. A consideration will be charged by Yituo Group at the agreed price which is determined on arm's length negotiation with reference to the actual cost incured. The estimate aggregate consideration for period starting from the date of this agreement to 31st December, 2000 is expected to be RMB2,566,040 (approximately HK$2,402,659) and the year ending 31st December, 2001 is expected to be about RMB10,990,000 (approximately HK$10,290,262).

WAIVER APPLICATION

The board of Directors considered that the ongoing disclosure of the ancillary agreements will be impracticable. The Company will apply to the Stock Exchange to grant a waiver to the Company exempting it from compliance with certain press disclosure requirements in respect of the ancillary agreements for a period of three financial years on the following conditions:

(i) in any financial year, the aggregate consideration in respect of the connected transactions does not exceed 3% of the audited book value of the net tangible assets of the Group as disclosed in the latest published audited accounts adjusted to take into account of the transactions in the manner described in Rule 14.04(6) of the Listing Rules;

(ii) details of such connected transactions shall be disclosed in the Company's subsequent annual report as set out in rule 14.25(1)(A) to (D) of the Listing Rules;

(iii) the independent non-executive Directors shall review annually such connected transactions and confirm in the Company's annual report for the relevant year that:

(a) the transactions have been entered into by Newco in the ordinary course of its business;

(b) the transactions have been entered into either (1) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities within the PRC) or (2) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (1) in accordance with the terms of the agreements governing such transactions or (2) (where there is no such agreement) on terms no less favourable than terms available to third parties;

(iv) the auditors of the Company shall review annually the transactions, and confirm to the board of Directors in writing stating that:

(a) the transactions have received the approval of the board of Directors; and

(b) the transactions have been entered into in accordance with the terms of the agreements governing such transactions; and if there is no such agreement, on terms no less favourable than terms available to (or from) independent third parties.

The Stock Exchange has also indicated that (i) if the aggregate value of the transactions described above exceed the higher of HK$10,000,000 or 3% of the net tangible assets of the Group as disclosed in the latest published audited accounts adjusted to take into account of the transactions in the manner described in Rule 14.04(6) of the Listing Rules or (ii) if the Company or any of its subsidiaries enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company must comply with the relevant provisions of Chapter 14 of the Listing Rules governing connected transactions unless the Company applies for and obtains a separate waiver from the Stock Exchange.

APPLICATION OF THE LISTING RULES

As Yituo Group is the controlling shareholder of the Company and ZTMF is a substantial shareholder of Newco, entering into these ancillary agreements constitute connected transactions for the Company under the Listing Rule. The estimated aggregated consideration of the connected transactions is higher than 0.03% but less than 3% of the net tangible assets of the Group as disclosed in the latest published audited accounts adjusted to take into account of the latest interim results of the Group. Detail of these ancillary agreements will be included in the Company's next annual report.

GENERAL

The Company is principally engaged in the manufacture and sale of crawler tractors of 70-120 horsepower and wheeled tractors of 15-18 horsepower in the PRC. The Directors believe that the establishment of Newco represents the Group's continuous effort in executing its development strategy. The Directors further believe that the investments will allow the Group to broaden its

product mix and that synergy exists between Newco and the Group given both entities operate in the agricultural machinery industry. The Directors believe that there will be, among other things, sharing of technological know how and marketing information between Newco and the Group.

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement" the agreement entered into between YLHM and ZTMF on 21st June, 2000 for the establishment of Newco

"Company" First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the PRC Company Law, the H Shares of which are listed on the Stock Exchange

"Directors" the directors of the Company

"Group" the Company and its subsidiaries

"HK$" the lawful currency of Hong Kong

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"Newco" Yituo(Zhenjiang) Harvesting Machinery Company Limited (一拖(鎮江)收穫機械有限公司), a limited liability company established in Zhenjiang, Jiangsu Province, the PRC on 28th June, 2000 under the laws of the PRC

"PRC" the People's Republic of China

"RMB" the lawful currency of the PRC

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"sq.m." square metres

"Yituo Group" China First Tractor Group Company Limited, the controlling shareholder and holding company of the Company

"YLHM" Yituo (Luoyang) Harvesting Machinery Limited (一拖(洛陽)收穫機械有限公司), a company incorporated under the laws of PRC and a 90% owned subsidiary of the Company

"ZTMF" Zhenjiang Thresher Manufacturing Factory (鎮江脫粒機制造廠), a State-owned enterprise in the PRC which is independent of and not connected with the directors, chief executive or substantial shareholders of the Company, or any of its subsidiaries or their respective associates

By Order of the Board
FANG Gang
Chairman

Luoyang, Henan Province, the PRC,
8th September, 2000

In this announcement, for information purpose only, certain amounts in Renminbi have been translated into Hong Kong dollars at a rate of RMB1.068 to HK$1.00. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be, converted into Hong Kong dollars, as the case may be, at those or any other rates or at all.

First Tractor Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Resignation of Directors and Supervisors Election of Directors and Supervisors

The board of directors of First Tractor Company Limited (the "Company") are pleased to announce that shareholders of the Company ("Shareholders") have in the Company's Extraordinary General Meeting of 12th September, 2000 ("EGM") duly accepted the resignations of individual members of the second board of directors (the "Second Board") and the second supervisory committee (the "Second Supervisory Committee") of the Company and elect new members to the Second Board as well as the Second Supervisory Committee.

1. Resignation and election of directors

   It was resolved at the EGM by an ordinary resolution to approve and accept the resignations of Mr. Yin Jia Xi, Mr. Luo Ting Zan, Mr. Wang Hong, Mr. Xing De Yu, Mr. Zhu Shi Cen, Mr. Shang Zhen, Mr. Liu Da Gong and Mr. Liu A Nan from the Second Board. The resignations were effective as from 12th September, 2000.

   It was resolved at the EGM by an ordinary resolution to elect and appoint Mr. Liu Wen Ying, Mr. Cui Qi Hong, Mr. Li Teng Jiao, Mr. Zhang Jing, Mr. Wan g Wen Ding and Mr. Cao Chun Guo the executive directors of the Second Board. The appointments were effective as from 12th September, 2000.

   It was resolved at the EGM by an ordinary resolution to elect and appoint Mr. Chen Zhi and Mr. Hon Fong Ming the independent non-executive directors of the Second Board. The appointments were effective as from 12th September, 2000.

2. Resignation and election of supervisors

It was resolved by an ordinary resolution to approve and accept the resignations of Mr. Liu Bing Zhao and Mr. Cheng Kui Rong from the Second Supervisory Board. The resignations were effective as from 12th September, 2000.

It was resolved by an ordinary resolution at the EGM to elect and appoint Mr. Liu A Nan and
Mr. Xu Wei Lin the Shareholders" Members of the Second Supervisory Board. The appointments were effective as from 12th September, 2000.

Yours faithfully,
First Tractor Company Limited
Jiang Guo Liang
Company Secretary

Luoyang, the People's Republic of China
12th September, 2000

上市公司訊息

第一拖拉機股份<0038> - 股價及交投量的不尋常波動

聯交所收到一則由第一拖拉機股份有限公司提供的聲明，轉載如下：

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份上升及成交量上升，茲聲明本公司並不知悉導致價格及成交上升的任何原因.

本公司確認，目前並無任何有關收購或變賣的商談或協議爲根據《上市協議》第3段而須予公開者；董事會亦不知悉任何足以或可能影響價格的事宜爲根據《上市協議》第2段所規定的一般責任而須予公開者.

上述聲明乃承第一拖拉機股份有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

陳立威
董事

二零零一年二月十二日」

上市公司訊息

第一拖拉機股份<0038> - 股價及交投量的不尋常波動

聯交所收到一則由第一拖拉機股份有限公司提供的聲明，轉載如下：

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份股價上升及成交量上升，茲聲明本公司並不知悉導致價格及成交量上升的任何原因.

本公司確認，目前並無任何有關收購或變賣的商談或協議為根據《上市協議》第3段而須予公開者；董事會亦不知悉任何足以或可能影響價格的事宜為根據《上市協議》第2段所規定的一般責任而須予公開者.

上述聲明乃承第一拖拉機股份有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

姜國梁
授權代表

二零零一年二月二十日」

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

Hong Kong, 23rd February, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

Hong Kong, 29 March, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

9 April, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

10 April, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

18 April, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and the increases in trading volume of the shares of the Company and wish to sure that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang guoliang

May 30, 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price and the increases in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guo Liang

17 July 2001"

Listed Companies Information

FIRST TRACTOR<0038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guo Liang

20 July 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guoliang

19 September 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guoliang

24 September 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guoliang

11 October 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guoliang

23 October 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Jiang Guoliang

30 October 2001"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Zhang Guolong

Luoyang, Henan Province, this day of 21 February 2002"

Listed Companies Information

FIRST TRACTOR<0038> - Results Announcement

First Tractor Company Limited announced on 25/4/2001:
(stock code: 38)
Year end date: 31/12/2000
Currency: RMB

	(Audited) Current Period from 1/1/2000 to 31/12/2000 ('000)	(Audited) Last Corresponding Period from 1/1/1999 to 31/12/1999 ('000)
Turnover	: 1,997,314	2,865,137
Profit/(Loss) from Operations	: (119,887)	143,352
Finance cost	: (19,627)	(12,635)
Share of Profit/(Loss) of Associates	: (29,403)	2,101
Share of Profit/(Loss) of Jointly Controlled Entities	: 861	5,191
Profit/(Loss) after Tax & MI	: (157,053)	80,121
% Change over Last Period	: N/A	
EPS/(LPS)-Basic	: (RMB20.01 cents)	RMB10.21 cents
-Diluted	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: -	-
Profit/(Loss) after ETD Items	: (157,053)	80,121
Final Dividend per H Share	: Nil	RMB5.3 cents
(Specify if with other options)	: -	-
B/C Dates for Final Dividend	: N/A	
Payable Date	: N/A	
B/C Dates for Annual General Meeting	: 16/5/2001 to 14/6/2001 bdi.	
Other Distribution for Current Period	: Nil	
B/C Dates for Other Distribution	: N/A	

Remark:

Finance costs of prior year have been separately disclosed in order to conform with current year's presentation.

For more details, please refer to the press announcement today.

First Tractor Company Limited

第一拖拉機股份有限公司

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the 2000 Annual General Meeting ("AGM") of First Tractor Company Limited ("the Company") will be held at No.154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China ("PRC") on Friday, 15 June 2001 at 9:00 a.m. for the purpose of passing the resolutions as listed below:

1. As ordinary resolutions:

1. To consider and approve the Report of the Board of Directors of the Company for the year ended 31 December 2000;

2. To consider and approve the Report of the Supervisory Committee 2000;

3. To consider and approve the audited financial report 2000;

4. To consider and approve the dividend distribution proposal for the year ended 31 December 2000;

5. To consider and approve the re-appointment of Ernst & Young as auditors of the Company for the year ending 31 December 2001 and to authorise the Board of Directors of the Company to determine the terms for such appointment;

6. To consider and approve the remuneration proposals for the directors and supervisors of the Company for the year ending 31 December 2001;

7. To consider any other business.

2. As special resolutions:

1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of

investment, the companies or other economic entities to be invested, the amount, the method (including by way of issuance of the domestic invested shares or overseas listed foreign invested shares) and the time of investment and the execution of the relevant agreements and other documents;

2. Subject to the approval by The Stock Exchange of Hong Kong Limited and the Securities Regulatory Commission of the PRC, to approve the Company's allotment, issuance or otherwise dealing with either separately or concurrently, not more than 20% each of its domestic invested shares and overseas listed foreign invested shares in issue during the Relevant Period (as defined below) and to authorise the Board of Directors of the Company to deal with all necessary matters relating to such allotment and issue.

For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

(a) the last day of the twelve-month period from the date of this resolution is passed; and

(b) the revocation or variation of the authorisation given under this resolution by a special resolution of the shareholders of the Company at the general meeting; and

3. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30 June 2001.

By order of the Board
Jiang Guo Liang
Company Secretary
Luoyang, the PRC, 25 April 2001

Notes:

1. The register of members of the Company's shares will be temporarily closed from 16 May 2001 to 14 June 2001 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 15 May 2001 at Hong Kong Registrars Limited by or before 4:00 p.m..The address of H share registrar of the Company, Hong Kong Registrars Limited is 2/F, Vicwood Plaza, No. 199, Des Voeux Road Central, Central, Hong Kong.

2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint

one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.

4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 25 May 2001.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.

7. The Company's registered address:

No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
Postal code: 471004
Telephone: 86-379-4967038
Facsimile: 86-379-4967438

Listed Companies Information

2000 Annual Report

First Tractor Company Limited

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

The Board is pleased to announce that the Company and its subsidiaries have respectively entered into five conditional renewal agreements and three conditional supplementary agreements on 31st May 2001 with the relevant parties to renew and amend (as the case may be) the agreements made on 6th June 1997 and 21st September 1998, respectively, pursuant to which the Company and its subsidiaries and the relevant parties have conditionally agreed to renew the term of five of these agreements from 8th May 2001 to 7th May 2004, and to amend the term of three of these agreements by extending it from 7th May 2002 and 8th October 2002, respectively, to expire on 7th May 2004.

The transactions contemplated under the renewal agreements and the supplementary agreements constitute connected transactions under the Listing Rules and require, among others, approval of the Independent Shareholders at the EGM.

The Directors consider that the renewal agreements and the supplementary agreements have been entered into in the ordinary course of business of the Company and its subsidiaries, on normal commercial terms and on terms which are fair and reasonable to and are in the interest of the Company and the Shareholders taken as a whole having regard to the circumstances. An Independent Board Committee will be appointed to advise the Independent Shareholders on the terms of the renewal agreements and the supplementary agreements and the respective transactions contemplated thereunder. Deloitte & Touche Corporate Finance Limited has been appointed as independent financial adviser to advise the Independent Board Committee of the Company on the terms of these agreements. An EGM will be convened to approve, among others, the transactions contemplated under the renewal agreements and the supplementary agreements, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting.

A circular containing, among others, full particulars of the renewal agreements and the supplementary agreements and the transactions contemplated thereunder, the recommendation of the Independent Board Committee, the letter of advice from Deloitte & Touche Corporate Finance Limited, together with a notice of the EGM to approve, among others, the Ongoing Connected Transactions and the resignation of one member of the Board, will be despatched to the Shareholders as soon as practicable.

BACKGROUND

The Company was incorporated on 8th May 1997. The H Shares of the Company was listed on the Main Board on 23rd June 1997. The Company is principally engaged in the manufacture, distribution and sale of crawler tractors of 70-120 horsepower and wheeled agricultural tractors of 15-18 horsepower in the PRC. The major raw materials and parts and components required by the Company include metallurgical products such as steel, pig iron and mechanical and other components such as engines and tyres. Substantially all of the raw materials and components used by the Company are sourced from PRC suppliers with China First Tractor being the largest supplier. The Company relies on China First Tractor for, among others, the procurement of certain parts and components such as tractor frames, tractor cabs, floor assemblies, top sheet guards, front axles, steering gears and longitudinal pull rods that are used in the manufacture of tractors.

China First Tractor is a company incorporated in the PRC with limited liability, which owns approximately 57.32% of the issued share capital of the Company and is the controlling shareholder of the Company and a connected person of the Company under the Listing Rules. YCMC JV is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by BCM (which is owned as to 90.1% by the Company) and 49% by the Company, and is therefore a subsidiary of the Company. YBM is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by BCM (which is owned as to 90.1% by the Company) and 49% by the Company, and is likewise a subsidiary of the Company. YTOI is a wholly-owned subsidiary of China First Tractor. In view of their relationship, the transactions disclosed in (a) the prospectus of the Company dated 11th June 1997, which were entered into on 6th June 1997 by and between the Company and China First Tractor, the Company and YTOI, and China First Tractor and YCMC JV, respectively, and (b) the circular of the Company dated 13th November 1998, which was entered into on 21st September 1998 by and between China First Tractor and YBM, constituted connected transactions under the Listing Rules. Given the ongoing nature of the connected transactions, the Company previously applied to the Stock Exchange in 1997 and 1998, respectively, for the grant of, and has been subsequently granted, a waiver from compliance with the relevant ongoing disclosure requirements of the Listing Rules in respect of these transactions.

ONGOING CONNECTED TRANSACTIONS

Out of the eight agreements regarding the connected transactions which are continuing transactions, five of which had already expired on 7th May 2001, two of which will be expiring on 7th May 2002, and one of which will be expiring on 8th October 2002. The eight agreements constituting connected transactions under the Listing Rules are set out below:-

1. The composite services agreement dated 6th June 1997 entered into between China First Tractor and the Company, which expired on 7th May 2001 (the "Composite Services Agreement 1");
2. The import and export agency agreement dated 6th June 1997 entered into between the Company and YTOI, which expired on 7th May 2001 (the "Import and Export Agency Agreement");
3. The materials supply agreement dated 6th June 1997 entered into between the Company and China First Tractor, which expired on 7th May 2001 (the "Materials Supply Agreement 1");
4. The materials supply agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Materials Supply Agreement 2");
5. The composite services agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Composite Services Agreement 2");
6. The projects construction and installation contracting agreement dated 6th June 1997 entered into between the Company and China First Tractor, which will be expiring on 7th May 2002 (the "Projects Construction and Installation Contracting Agreement");
7. The energy supply services agreement dated 6th June 1997 entered into between the Company and China First Tractor, which will be expiring on 7th May 2002 (the "Energy Supply Services Agreement");
8. The composite services agreement dated 21st September 1998 entered into between China First Tractor and YBM, which will be expiring on 8th October 2002 (the "Composite Services Agreement 3").

The transactions contemplated under (i) the Composite Services Agreement 1, (ii) the Import and Export Agency Agreement, (iii) the Materials Supply Agreement 1, (iv) the Materials Supply Agreement 2, (v) the Composite Services Agreement 2, (vi) the Projects Construction and Installation Contracting Agreement, (vii) the Energy Supply Services Agreement, and (viii) the Composite Services Agreement 3, are collectively referred to as "Ongoing Connected Transactions".

INFORMATION ON THE FIVE RENEWAL AGREEMENTS AND THE THREE SUPPLEMENTARY AGREEMENTS

The Company and its subsidiaries have entered into five conditional renewal agreements to renew the term of five of the Ongoing Connected Transactions, and three conditional supplementary agreements to extend the term of three of the Ongoing Connected Transactions. Upon expiry of the term of the original agreements and upon signing of the three conditional supplementary agreements, the original waiver granted by the Stock Exchange in respect of the transactions contemplated thereunder has ceased to apply. In view of their relationship as described above, the transactions contemplated under the respective renewal agreements and supplementary agreements constitute connected transactions under the Listing Rules and require, among others, approval of the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting.

[illegible] renewal agreements and the supplementary agreements, with the amounts of the Ongoing Connected Transactions for the three years [illegible] their annual review of these transactions.

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	10.83%	8.51%	7.05%
by comparison with percentage expression of the values of purchases by reference to the total amount of purchases of raw materials and components by the Company	-7.31%	-9.17%	-10.24%
amount of raw materials and components sold by the Company to China First Tractor	207,866	183,963	120,385
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	7.69%	6.42%	6.03%
by comparison with percentage expression of the values of sales by reference to the annual turnover of the Company	-1.02%	-1.92%	-2.56%

As indicated from the above, the amount of the annual turnover of the Group is much larger than that of the Company's. Having regard to the trade records of the Company in previous years, and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the consideration for the purchase of parts and components from China First Tractor by the Company will be adjusted to not exceeding 17% of the Group's turnover whilst the consideration for the sale of such parts and components by the Company to China First Tractor will not exceed 10% of the Group's turnover.

4. **The Materials Supply Agreement 2.** A conditional renewal agreement dated 31st May 2001 has been entered into between China First Tractor and YCMC JV to renew the Materials Supply Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Materials Supply Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 2 shall remain the same. Under the Materials Supply Agreement 2, both China First Tractor and YCMC JV have agreed to supply each other the goods, including raw materials or spare parts and components, which they need for production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 2 were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of raw materials and components provided by China First Tractor to YCMC JV	68,436	49,056	38,280
as a percentage of the net tangible assets of the Company	2.91%	2.08%	1.73%
amount of raw materials and components provided by YCMC JV to China First Tractor	848	2,945	1,210
as a percentage of the net tangible assets of the Company	0.04%	0.12%	0.05%

As indicated above, the annual aggregate values of the transactions were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the renewal agreement in respect of the Materials Supply Agreement 2 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration made under this agreement will not exceed 3% of the audited book value of the net tangible assets of the Group in each relevant year.

5. **The Composite Services Agreement 2.** A conditional renewal agreement dated 31st May 2001 has been entered into between China First Tractor and YCMC JV to renew the Composite Services Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Composite Services Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 2 shall remain the same. Under the Composite Services [illegible] certain welfare and supporting services, including nursery

renewal agreements and supplementary agreements constitute connected transactions under the Listing Rules and require, among others, approval of the *Independent Shareholders* at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting.

A brief summary of the renewal agreements and the supplementary agreements, with the amounts of the Ongoing Connected Transactions for the three years ended 31st December 2000 being extracted from the audited statements prepared by the auditors of the Company upon their annual review of these transactions, on which the independent non-executive Directors relied for confirmation that these *transactions were entered* into in accordance with the conditions stipulated under the previous waiver, is set out below:-

1. The Composite Services Agreement 1. A conditional renewal agreement dated 31st May 2001 has been entered *into between the Company* and China First Tractor to renew the Composite Services Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which the Company and China First Tractor have agreed *to renew the term of the Composite Services* Agreement 1 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 1 shall remain the same. Under the Composite Services Agreement 1, *China First Tractor* has agreed to provide, or to procure the provision of, certain welfare and supporting services, including but not limited to catering service, cleaning service, nursery service, medical care service, sport facilities, storage service and hoisting and transport services, etc., to the Company. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 1 is determined by reference to the State Price or *if there is no applicable State Price for any such* service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price *index for Luoyang (which* is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the amounts of the service fees charged by China First Tractor to the Company were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of *service fees charged* by China First Tractor to the Company	58,640	49,738	49,159
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516
as a percentage of the total *amount of annual expenses of the Company*	2.57%	2.21%	3.14%

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 4% of the total expenses of the Company in the relevant year, permitted by *the Stock Exchange under the previous waiver*. The Directors are of the view that the renewal agreement in respect of the Composite Services Agreement 1 has been entered into in the ordinary course of business of the Company on terms *which are fair* and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into. The percentages of the amounts of service fees charged by China First Tractor to the Company expressed by *reference to the Company's* total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	58,640	49,738	49,159
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of *the annual turnover of the Group*	2.17%	1.74%	2.46%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual *expenses of the Company*	-0.40%	-0.47%	-0.68%

Given the relevance and neatness of the expression of the amounts of service fees by reference to the Company's total amount of annual expenses and the Group's turnover *as shown above*, which was less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors have decided to use the Group's turnover as a cap basis and expect that in each coming year the amount of service fees charged by China First Tractor to the Company will not exceed 4% of the Group's turnover.

2. **The Import and Export Agency Agreement.** A conditional agreement dated 31st May 2001 has been entered into between the Company and YTOI to renew the Import and Export Agency Agreement dated 6th June 1997 entered into by the same parties, pursuant to which the Company and YTOI have agreed to renew the term of the Import and Export Agency Agreement for another 3 years commencing *from 8th May 2001* and expiring on 7th May 2004, whilst other terms and conditions of the Import and Export Agency Agreement shall remain the same. Under the Import and Export Agency Agreement, YTOI has agreed to *accept the appointment of the Company to act as its agent to export* the Company's products or import the goods, including raw materials or spare parts and fittings, which are required by the Company for the production of tractors. Pursuant to the waiver granted by the Stock Exchange, the fees charged by YTOI to the Company for import and export services provided shall not exceed 2% of the invoiced value of the goods imported or exported in each relevant year. For the three years ended 31st December 2000, the value of *the invoiced value of the goods imported* or exported was zero, i.e., the Company has not paid any service fees to YTOI, given there has been no imported purchases and export sales through YTOI. *Notwithstanding the aforesaid, in view of the imminence* of the PRC joining the World Trade Organization and the Company's potential trade development in the international market, the Directors expect that in each coming year the fees incurred for services rendered by YTOI will not exceed *1% of the Group's turnover*, provided that the Group's turnover does not exceed RMB3,000,000,000. In situation where the Group's turnover exceeds RMB3,000,000,000, the fees incurred for services rendered by YTOI will be adjusted to not exceeding 0.8% thereof, although there is no comparison figures available in respect of the proposed cap amounts above.

3. The Materials Supply Agreement 1. A conditional renewal agreement dated 31st May 2001 has been entered *into between China First Tractor and the* Company to renew the Materials Supply Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and the Company have agreed to renew the term of the Materials Supply Agreement 1 for another 3 *years commencing from* 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 1 shall remain the same. Under the Materials Supply Agreement 1, *China First Tractor and the Company* have agreed to supply to each other the goods, including raw materials or spare parts and components, which they need for the production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 1 is determined by reference to the State Price or if there is no applicable State Price for any such raw material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a *percentage not exceeding a* percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately *preceding year announced by the Statistics Bureau* of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 1 were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
amount of annual total purchases of raw materials and components by the Company	1,613,520	1,379,959	814,215
as a percentage of the total amount of annual purchases of the Company	18.14%	17.68%	17.29%
amount of raw materials and components sold by the Company to China First Tractor	207,866	183,963	120,385
annual turnover the Company	2,386,981	2,205,493	1,402,059
as a percentage of the annual turnover of the Company	8.71%	8.34%	8.59%

As indicated above, the values of the transactions were within the cap amounts permitted by the Stock Exchange under the previous waiver, namely the consideration for the purchase of parts and components from China First Tractor by the Company would not exceed 35% of *the Company's annual* total purchases of raw materials and components in each relevant year whilst the consideration for the sale of such parts and components by the Company to China First Tractor would not exceed 10% of the Company's turnover in each relevant year. *The Directors are of the view that* the renewal agreement in respect of the Materials Supply Agreement 1 has been entered into in the ordinary course of business of the Company on terms which are fair and *reasonable to the Company and its Shareholders* taken as a whole having regard to the circumstances in which the renewal agreement is entered into. The percentages of the values of the transactions for purchases of raw materials and components from China First Tractor by the Company and for the sales of raw materials and components by the Company to China First Tractor expressed by reference to the total amount of annual purchases and annual turnover of the Company, if compared against expressions of the same by reference to the Group's turnover, would have been as follows:—

4. The Composite Services Agreement 2. A conditional renewal agreement dated 31st May 2001 has been entered into between China First Tractor and YCMC JV to renew the Composite Services Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed *to renew the term of the Composite Services* Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 2 shall remain the same. Under the Composite Services Agreement 2, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including nursery service, medical care service and public order service, etc., to *YCMC JV. It should be noted that the pricing in respect* of welfare and supporting services contemplated under the Composite Services Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the *agreed price which is not exceeding* the price charged in the immediate preceding year increased by an agreed percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under this Composite Services *Agreement 2 were approximately* as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to YCMC JV	5,470	5,363	6,302

As *indicated* above, the amounts of service fees charged by China First Tractor to YCMC JV were within the criteria prescribed by the Stock Exchange under the previous waiver, namely the consideration for services charged by China First Tractor to YCMC JV *would not* exceed *the price charged in* the immediate preceding year or be increased by an agreed percentage equal to the percentage increase in the Luoyang consumer price index. In any event, such charges will not be higher than the *consideration for services provided* by China First Tractor to other independent third parties who are independent of and not connected with any Director, supervisors, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them. *The Directors are of the view* that the renewal agreement in respect of the Composite Services Agreement 2 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the renewal agreement is entered into.

For reference purpose, the percentages of the values of the transactions made under this Composite Services Agreement 2, *if expressed by reference* to the net tangible assets of the Group, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China first Tractor to YCMC JV	5,470	5,363	6,302
as a percentage of the net tangible assets of the Group	0.23%	0.22%	0.28%

Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's *actual needs* in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration for services provided by China First Tractor to YCMC JV will not exceed 3% of the *audited book value of the net tangible assets* of the Group.

6. **The Projects Construction and Installation Contracting Agreement.** A conditional supplementary agreement dated 31st May 2001 has been entered into between the Company and China First Tractor to *amend the Projects Construction* and Installation Contracting Agreement dated 6th June 1997 entered into by the same parties, pursuant to which the Company and China First Tractor have agreed to extend the term of the Projects Construction and Installation Contracting Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the Projects Construction and Installation Contracting Agreement *shall remain the same. Under the Projects Construction* and Installation Contracting Agreement, China First Tractor has agreed to handle and/or to complete the construction and technology projects contemplated thereunder for the Company. China First Tractor has also agreed that the fee charged *to the Company* for the project management and procurement services rendered and to be rendered will not be higher than the fee charged by third parties for the same services at the time the fee is fixed (i.e., the *market price). The grant of a waiver* to the Company has been made subject to the aggregate fees for the project, management and procurement services rendered and to be rendered not exceeding 3% of the net tangible assets of the Company, subject to such *adjustments as may be permitted by Rule* 14.04(6) of the Listing Rules. For the three years ended 31st December 2000, the fees for the project management and procurement services rendered were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of service fees charged by China First Tractor to the Company	1,156	1,156	Nil
as a percentage of the net tangible assets of the Company	0.05%	0.05%	Nil

As indicated above, the amount of *service fees charged by China First Tractor* to the Company were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company in each relevant year (save and except the year 2000 where the relevant projects, though completed, were still *subject to inspection and satisfactory acceptance* by the Company and hence no services fees have yet been paid to China First Tractor), permitted by the Stock Exchange under the existing waiver. The Directors are of the view that the supplementary agreement to the Projects Construction and Installation Contracting Agreement has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having *regard to the circumstances in which the supplementary* agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that *in each coming year the aggregate fees* for the project, management and procurement services rendered and to be rendered by China First Tractor will not exceed 3% of the audited book value of the net tangible assets of the Group.

7. *The Energy Supply Services* **Agreement.** A conditional supplemental agreement dated 31st May 2001 entered into between China First Tractor and the Company to amend the Energy Supply Services Agreement dated 6th June 1997 entered into by the same parties, pursuant *to which China First* Tractor and the Company have agreed to extend the term of the Energy Supply Services Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the *Energy Supply Services Agreement shall remain* the same. Under the Energy Supply Services Agreement, China First Tractor has agreed to supply the energy, including electricity, gas, oxygen, water, heat, compressed *air, acetylene and steam, to the Company*. It should be noted that the pricing in respect of utilities contemplated under the Energy Supply Services Agreement is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the *agreed price which is not exceeding* the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) *for the immediately preceding year* announced by the Statistics Bureau of Luoyang, whichever is lower. China First Tractor has agreed that the consideration for the services that it supplies to the Company *will not be higher than the consideration* paid to it by other independent third parties. The grant of a waiver to the Company by the Stock Exchange has been made subject to the aggregate fees for services provided under this agreement not exceeding 7% of the Company's *total expenses in each relevant year. For the three years* ended 31st December 2000, the amounts of service fees charged by China First Tractor to the Company were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516
as a percentage of the Company's total amount of annual expenses	2.99%	2.92%	3.37%

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, *namely not exceeding* 7% of the total amount of the Company's expenses in each relevant year, permitted by the Stock Exchange under the existing waiver. The Directors are of the view that the supplementary agreement to the Energy Supply Services Agreement has been entered into in the *ordinary course of business* of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the supplementary agreement is entered into. The *percentages of the amounts of service fees* charged by China First Tractor to the Company expressed by reference to the Company's total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as *follows:—*

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	2.52%	2.29%	2.63%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual expenses of the Company	-0.47%	-0.63%	-0.74%

Given the relevance and nearness of the expressions of the amounts of service fees by reference to the amounts of the Company's annual total expenses and the Group's turnover as shown above, which is less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors have decided to use the Group's turnover as a cap basis and expect that in each coming year the service fees in respect of energy supplies charged by China First Tractor to the Company will be slightly adjusted to not exceeding 6% of the Group's turnover.

8. The Composite Services Agreement 3. A conditional supplemental agreement dated 31st May 2001 entered into between China First Tractor and YBM to amend the Composite Services Agreement 3 dated 21st September 1998 entered into by the same parties, pursuant to which China First Tractor and YBM have agreed to extend the term of the Composite Services Agreement 3 from 8th October 2002 to 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 3 shall remain the same. Under the Composite Services Agreement 3, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including spare parts packaging services, medical and health related services, nursery and educational services to the children of YBM's staff, and occupational training services to YBM's staff, to YBM. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 3 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. The grant of a waiver to the Company by the Stock Exchange has been made subject to the aggregate consideration in respect of the services provided not exceeding 3% of the audited book value of the net tangible assets of the Group in each relevant year. For each of the three years ended 31st December 2000, the amount of service fees charged by China First Tractor to YBM were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China First Tractor to YBM	517	2,513	2,285
as a percentage of the net tangible assets of the Group	0.02%	0.10%	0.10%

As indicated above, the amount of service fees charged by China First Tractor to YBM were within the cap amount, namely not exceeding 3% of the net tangible assets of the Group in the relevant year, permitted by the Stock Exchange under the existing waiver. The Directors are of the view that the supplementary agreement to the Composite Services Agreement 3 has been entered into in the ordinary course of business of the Company and its Shareholders taken as a whole having regard to the circumstances in which the supplementary agreement is entered into. China First Tractor has agreed that the consideration for the services that it supplies to YBM will not be higher than the consideration paid to it by other independent third parties. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the amount of service fees charged by China First Tractor to YBM will not exceed 3% of the audited book value of the net tangible assets of the Group.

As at 31st December 2000, the Group has a consolidated net asset of RMB2,226,131,000. According to the management of the Company, none of the aggregate fees or amounts in respect of the respective transactions contemplated under the respective agreements as mentioned above has, as at the date hereof, exceeded their respective caps permitted under the waiver granted by the Stock Exchange in each relevant year. It is expected that the aggregate fees or amounts in respect of these transactions will not exceed their respective caps in the future.

Conditional upon the five renewal agreements and the three supplementary agreements and the respective transactions contemplated thereunder being approved by the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting, the new term of the respective renewal agreements shall be deemed to have taken effect from 8th May 2001 to 7th May 2004 and the amended term of the respective supplementary agreements will be extended to expire on 7th May 2004 whilst all other terms and conditions of the respective original agreements will remain the same. An Independent Board Committee will be appointed to advise the Independent Shareholders on the terms of the renewal agreements and the supplementary agreements and the respective transactions contemplated thereunder. Deloitte & Touche Corporate Finance Limited has been appointed as independent financial adviser to advise the Independent Board Committee on the same.

CONDITIONS

The renewal agreements and the supplementary agreements shall only take effect or be deemed to have taken effect upon satisfactory fulfillment of the following conditions:—

1. the approval of the renewal agreements and the supplementary agreements and the respective transactions contemplated thereunder by the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting;
2. a waiver from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the transactions contemplated under the renewal agreements and the supplementary agreements being sought and granted by the Stock Exchange.

REASONS FOR THE ONGOING CONNECTED TRANSACTIONS

The renewal and supplementary agreements have been entered into between the Company and/or its subsidiaries with the connected persons (as defined under the Listing Rules) for maintaining the normal operation of the Company in the manufacture of crawler and wheeled agricultural tractors, and providing such manufacturing and ancillary facilities and services which the Company may reasonably request in carrying out its business. The Directors take the view that these renewal and supplementary agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms and on terms which are fair and reasonable to and are in the best interest of the Company and its Shareholders taken as a whole having regard to the circumstances in which the agreements were entered into.

APPROVAL BY THE INDEPENDENT SHAREHOLDERS

China First Tractor and its associates (as defined in the Listing Rules) beneficially owns approximately 57.32% of the issued share capital of the Company. YCMC JV and YBM are the subsidiaries of the Company. Accordingly, for the purpose of the Listing Rules, the respective transactions contemplated under the renewal agreements and the supplementary agreements constitute connected transactions to the Company and may only proceed with the approval of the Independent Shareholders.

In view of China First Tractor's interests in the transactions, the Independent Board Committee comprising Messrs. Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary, Chen Zhi and Hon Fang Ming has been appointed to give recommendation to the Independent Shareholders in this connection. Deloitte & Touche Corporate Finance Limited, independent of and not connected with any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate (as defined in the Listing Rules) of any of them, has also been appointed as independent financial adviser to give advice to the Independent Board Committee on its recommendation to the Independent Shareholders concerning the transactions.

[illegible] the renewal agreements and the supplementary agreements at

Touche Corporate Finance Limited, independent of and not connected with any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate (as defined in the Listing Rules) of any of them, has also been appointed as independent financial adviser to give advice to the Independent Board Committee on its recommendation to the Independent Shareholders concerning the transactions.

An ordinary resolution will be proposed to approve the transactions contemplated under the renewal agreements and the supplementary agreements at the EGM. In view of China First Tractor's interests in the transactions, China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting at the EGM.

WAIVER APPLICATION

Given the original waiver does not apply to the transactions contemplated under the five agreements upon expiry of their respective terms and the three conditional supplementary agreements upon their being signed by the respective parties thereto and the Ongoing Connected Transactions will expire on 7th May 2004, the Company will, upon the Ongoing Connected Transactions being approved by the Independent Shareholders at the EGM in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting, apply to the Stock Exchange to grant a new waiver to the Company from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the transactions contemplated under the five renewal agreements and the three supplementary agreements during the renewed term or extended term (as the case may be), subject to the following conditions:-

1. The Ongoing Connected Transactions will be:-
   (a) entered into in the ordinary and usual course of the business of the Company;
   (b) conducted on normal commercial or, if there is not sufficient comparable transctions to judge whether they are on normal commercial terms, on terms no less favourable than terms available to or from independent third parties as appropriate; and
   (c) in accordance with the relevant agreements on terms that are fair and reasonable so far as the Shareholders are concerned and in the interest of the Company as a whole.
2. The aggregate value of each of the Ongoing Connected Transactions in each financial year shall not exceed the relevant cap amount respectively stated in the eight agreements regarding the connected transactions described above on the basis of the Group's turnover or the book value of the net tangible assets of the Group (as the case may be) as disclosed in the Company's latest published audited accounts or consolidated accounts.
3. The details of the Ongoing Connected Transactions as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's annual reports.
4. The independent non-executive Directors of the Company shall review the *Ongoing Connected Transactions annually, and confirm in the Company's* annual report for each financial year that the Ongoing Connected Transactions have been conducted in the manner as stated in paragraph 1 above and comply with the relevant annual cap stated in paragraph 2 above.
5. The auditors of the Company (the "Auditors") shall review the Ongoing Connected Transactions annually and provide the Board with a letter (the "Auditors' Letter") in respect of the Ongoing Connected Transactions took place in each of the relevant financial years. The Auditors' Letter is to be addressed to the Directors, a copy of which is to be provided by the Company to the Stock Exchange.

   The Auditors' Letter must state whether or not:-
   (a) the Ongoing Connected Transactions have received the approval of the Board;
   (b) the Ongoing Connected Transactions are in accordance with the pricing policies as stated in the Company's financial statements;
   (c) the Ongoing Connected Transactions have been entered into in accordance with the terms of the agreement governing such transactions;
   (d) the value of the Ongoing Connected Transactions does not exceed the relevant annual cap referred to in paragraph 2 above.

   Where, for whatever reasons, the Auditors decline to accept the engagement or are unable to provide the Auditors' Letter, the Company shall contact the Stock Exchange immediately.
6. The Company and the connected person (as defined in the Listing Rules) to the Ongoing Connected Transactions will undertake to provide the Company's auditors with full access to their relevant records to the Group for the purpose of the auditors' review of the Ongoing Connected Transactions.
7. In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the waiver on transactions of the kind to which the Ongoing Connected Transactions belong, the Company must take immediate steps to ensure compliance with such requirements within reasonable time.

GENERAL

A circular containing, among others, details of the renewal agreements and the supplementary agreements and the respective transactions contemplated thereunder, the recommendation of the Independent Board Committee, the letter of advice from Deloitte & Touche Corporate Finance Limited, together with a notice of the EGM to approve, among others, the Ongoing Connected Transactions and the resignation of Mr. Wang Wen Ding, a member of the Board who resigns for health reason, will be despatched to the Shareholders of the Company as soon as practicable.

DEFINITIONS

"associates"	has the same meaning ascribed to it under the Listing Rules
"BCM"	Brilliance China Machinery Holdings Limited, a company incorporated under the law of Bermuda and a subsidiary of the Company
"Board"	the board of directors of the Company
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司) (previously known as China First Tractor & Construction Machinery Corporation (中國第一拖拉機工程機械公司)), a PRC company with limited liability and the controlling shareholder of the Company
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the PRC Company Law
"Conditions"	conditions upon fulfillment of which the five renewal agreements and the three supplementary agreements shall take effect or be deemed to have taken effect
"Director(s)"	director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to approve, *among others*, the renewal agreements and the supplementary agreements and the transactions contemplated thereunder and the resignation of one member of the Board
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"H Shares"	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are *listed on the Stock Exchange, and subscribed for and traded in* Hong Kong dollars
"Independent Board Committee"	An independent committee of the Board comprising the independent non-executive Directors, namely Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary, Chen Zhi and Hon Fang Ming
"Independent Shareholders"	Shareholders other than China First Tractor and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the main board of the Stock Exchange
"PRC"	the People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	holder(s) of Shares
"Shares"	state-owned legal person shares and H Shares
"State Price"	mandatory prices in respect of welfare and supporting services, raw materials and components, and utilities set by the central government of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"YBM"	Yituo (Luoyang) Building Machinery Co., Ltd. (一拖(洛陽)建築機械有限公司), a sino-foreign equity joint venture established on 29th December 1993, the registered capital of which is owned as to 51% by BCM and 49% by the Company
"YCMC JV"	Yituo (Luoyang) Construction Machinery Co., Ltd. (一拖(洛陽)工程機械有限公司) (previously known as Yituo (Luoyang) Engineering Machinery Co., Ltd. (一拖(洛陽)工程機械有限公司)), a sino-foreign equity joint venture established on 28th December 1993, the registered capital of which is owned as to 51% by BCM and 49% by the Company
"YTOI"	Yituo International Economic and Trade Company Limited (一拖國際經濟貿易有限公司), a wholly-owned subsidiary of China First Tractor

By Order of the Board
Fang Gang
Chairman

Hong Kong, [illegible] June 2001

Listed Companies Information

FIRST TRACTOR<0038> - Results Announcement (Summary)

First Tractor Company Limited announced on 24/8/2001:
(stock code: 38)

Please refer to the press announcement for the details of the audit committee's review report on the interim financial statement, to be issued by the Company on 27/8/2001.

Year end date: 31/12/2001
Currency: RMB

		(Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('000)	(Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('000)
Turnover	:	912,170	1,027,634
Profit/(Loss) from Operations	:	(29,395)	(88,982)
Finance cost	:	(11,851)	(9,809)
Share of Profit/(Loss) of Associates	:	15	(967)
Share of Profit of Jointly Controlled Entities	:	1,424	780
Profit/(Loss) after Tax & MI	:	(37,949)	(97,100)
% Change over Last Period	:	N/A	
EPS/(LPS)-Basic	:	(RMB4.83 cents)	(RMB12.37cents)
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	(37,949)	(97,100)
Interim Dividend per H Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	Nil	
B/C Dates for Other Distribution	:	N/A	

Remark:

Finance costs of last corresponding period have been separately disclosed in order to conform with current period's presentation.

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM REPORT

UNAUDITED INTERIM RESULTS

The board of directors (the "Board") of First Tractor Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2001, together with the comparative figures for the corresponding period in 2000. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Prepared in accordance with Hong Kong accounting standards)

	Notes	For the six months ended 30 June 2001 (Unaudited) RMB'000	2000 (Unaudited) RMB'000
TURNOVER	2	912,170	1,027,634
Cost of sales		(795,477)	(912,456)
Gross profit		116,693	115,178
Other revenue		39,581	34,043
Selling expenses		(38,739)	(58,379)
Administrative expenses		(103,922)	(110,358)
Other operating expenses		(43,008)	(69,466)
LOSS FROM OPERATING ACTIVITIES	2, 3	(29,395)	(88,982)
Finance costs		(11,851)	(9,809)
Share of profits/(losses) of associates		15	(967)
Share of profit of a jointly-controlled entity		1,424	780
LOSS BEFORE TAX		(39,807)	(98,978)
[illegible]		(4,912)	(3,781)
[illegible] INTERESTS		(44,719)	(102,759)
Minority interests		6,770	5,659
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		(37,949)	(97,100)
Transfers to reserves	5	—	—
Interim dividend	6	—	—
LOSS PER SHARE - BASIC	7	RMB(4.83) cents	RMB(12.37) cents

Other than the net loss from ordinary activities attributable to shareholders for the period, the Group had no recognised gains or losses. Accordingly, a condensed consolidated statement of recognised gains and losses is not presented in the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET
(Prepared in accordance with Hong Kong accounting standards)

	Notes	As at 30 June 2001 (Unaudited) RMB'000	As at 31 December 2000 (Audited) RMB'000
NON-CURRENT ASSETS			
Fixed assets		883,416	870,381
Construction in progress		33,357	63,468
Interests in associates		14,728	14,788
Interest in a jointly-controlled entity		29,651	28,688
Long term investments		48,608	48,608
		1,009,760	1,025,933
CURRENT ASSETS			
Short term investments		109,640	109,640
Inventories		620,263	599,038
Trade and bills receivables	8	491,553	487,419
Other receivables		122,872	103,472
Cash and cash equivalents		930,914	967,285
		2,275,242	2,266,854
CURRENT LIABILITIES			
Trade and bills payables	9	431,769	403,325
Tax payable		3,115	11,007
Other payables and accruals		375,553	363,863
Interest-bearing bank and other loans		204,811	194,039
		1,015,248	972,234
NET CURRENT ASSETS		1,259,994	1,294,620
TOTAL ASSETS LESS CURRENT LIABILITIES		2,269,754	2,320,553
NON-CURRENT LIABILITIES			
Interest-bearing bank loans		19,290	24,790
Deferred tax		3,702	3,702
		22,992	28,492
Minority interests		58,580	65,930
		2,188,182	2,226,131
CAPITAL AND RESERVES			
Share capital		785,000	785,000
Reserves	11	1,403,182	1,441,131
		2,188,182	2,226,131

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(Prepared in accordance with Hong Kong accounting standards)

	For the six months ended 30 June 2001 (Unaudited) RMB'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(9,924)
Net cash inflow from returns on investments and servicing of finance	4,968
Tax paid	(12,268)
Net cash outflow from investing activities	(78,454)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	[illegible]
Net cash inflow from financing activities	5,272
DECREASE IN CASH AND CASH EQUIVALENTS	(90,406)
Cash and cash equivalents at beginning of period	427,909
CASH AND CASH EQUIVALENTS AT END OF PERIOD	337,503
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	
Cash and bank balances	328,294
Time deposits with original maturity of less than three months when acquired	9,209
	337,503

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting", except that the comparative figures of the condensed consolidated cash flow statement have not been presented as the Company has taken advantage of the transitional provisions set out in Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000, except that certain of the accounting policies have been changed after the adoption of the recently issued SSAP 30 "Business Combinations", which is effective for the accounting periods commencing on or after 1 January 2001.

SSAP 30 prescribes the treatment of business combinations, including how to determine the date of acquisition, the fair value of the assets and liabilities acquired, and the treatment of goodwill (negative goodwill) on acquisition. According to the transitional provisions as set out in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Therefore, goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be charged to the profit and loss account at the time of disposal of the relevant subsidiaries or jointly-controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be credited to the profit and loss account at the time of disposal of the relevant subsidiaries.

Any goodwill arising on acquisitions after 1 January 2001 will be capitalised and amortised over its estimated useful life. Any negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to the profit and loss account based on an analysis of the circumstances from which the balance resulted.

2. TURNOVER AND SEGMENTAL INFORMATION

The Group is principally engaged in the manufacture and sale of agricultural tractors and related parts and components, construction machinery, road machinery and agricultural harvesting machinery.

An analysis of the Group's turnover and contribution to the profit/(loss) from operating activities is as follows:

	Turnover 2001 (Unaudited) RMB'000	Turnover 2000 (Unaudited) RMB'000	Contribution to profit/(loss) from operating activities 2001 (Unaudited) RMB'000	Contribution to profit/(loss) from operating activities 2000 (Unaudited) RMB'000
By activity:				
Tractors operation	649,543	755,240	(45,372)	(99,321)
Road machinery operation	194,056	198,256	20,021	8,547
Construction machinery operation	39,162	65,721	(26)	2,426
Others	29,309	8,417	(4,018)	(634)
	912,170	1,027,634	(29,395)	(88,982)

(For the six months ended 30 June)

The Group's turnover and contribution to profit/(loss) from operating activities for the periods were principally derived in the People's Republic of China (the "PRC").

3. LOSS FROM OPERATING ACTIVITIES

The Group's loss from operating activities is arrived at after charging:

	For the six months ended 30 June 2001 (Unaudited) RMB'000	2000 (Unaudited) RMB'000
Depreciation of fixed assets	41,860	47,160
Provision for impairment of construction in progress	—	8,000

4. TAX

	For the six months ended 30 June 2001 (Unaudited) RMB'000	2000 (Unaudited) RMB'000
The Company and subsidiaries:		
PRC income tax provided for the period	4,376	3,494
Share of tax attributable to:		
Associates	75	41
Jointly-controlled entity	461	246
Tax charge for the period	4,912	3,781

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong.

The income tax provisions in respect of operations in the PRC have been calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practice in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

There was no material unprovided deferred tax during the period or at the balance sheet date (2000: Nil).

5. TRANSFERS TO RESERVES

No appropriations were made to the statutory surplus reserve and statutory public welfare fund by the Company for the six months ended 30 June 2001. Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

6. INTERIM DIVIDEND

The Board do not recommend the payment of any interim dividend for the six months ended 30 June 2001 (2000: Nil).

7. LOSS PER SHARE

The calculation of loss per share is based on the net loss from ordinary activities attributable to shareholders for the period of RMB37,949,000 (2000: RMB97,100,000) and the weighted average of 785,000,000 shares (2000: 785,000,000 shares) in issue during the period.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM REPORT

8. TRADE AND BILLS RECEIVABLES

The Group's average credit terms granted to customers range between 30 to 90 days. The aged analysis of trade and bills receivables as at 30 June 2001 is as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Current to 90 days	279,988	263,683
91 days to 180 days	93,656	105,551
181 days to 365 days	107,030	62,926
One to two years	75,289	107,790
Over two years	158,303	133,582
	714,266	673,532
Less: Provisions for doubtful debts	(222,713)	(186,113)
	491,553	487,419

9. TRADE AND BILLS PAYABLES

The aged analysis of trade and bills payables as at 30 June 2001 is as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Current to 90 days	301,473	263,210
91 days to 180 days	56,334	46,563
181 days to 365 days	26,704	47,686
One to two years	19,918	24,950
Over two years	27,340	20,916
	431,769	403,325

10. RELATED PARTY TRANSACTIONS

(a) The significant transactions carried out between the Group and China First Tractor Group Company Limited (the "Holding"), inclusive of subsidiaries and associates of Holding, during the period are summarised as follows:

	Notes	For the six months ended 30 June 2001 (Unaudited) *RMB'000*	2000 (Unaudited) *RMB'000*
Sales of raw materials and components	(i)	53,678	69,865
Purchases of raw materials and components	(i)	111,658	106,724
Purchases of utilities	(ii)	29,052	31,825
Fees paid for welfare and support services	(iii)	17,466	21,790
Purchases of transportation services	(iii)	1,718	5,219
Research and development expenses paid	(iv)	1,250	1,450
Fees paid for the use of land	(v)	2,500	2,500
Fees paid for the use of trademark	(vi)	1,250	1,450
Rentals paid in respect of:			
Buildings	(vii)	940	928
Plant and machinery	(vii)	2,747	2,813
Fees paid for import and export agency services	(viii)	699	—

(b) The significant transactions carried out between First Tractor Qingjiang Tractor Company Limited, a subsidiary of the Company, and its minority shareholder during the period are summarised as follows:

	Notes	For the six months ended 30 June 2001 (Unaudited) *RMB'000*	2000 (Unaudited) *RMB'000*
Sales of raw materials and components	(i)	681	3,417
Purchases of raw materials and components	(i)	3,177	13,950
Sales of utilities	(ii)	768	757

(i) Pursuant to the relevant agreements, the pricing in respect of the raw materials and components is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price for any such raw material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.

(ii) Pursuant to the relevant agreements, the pricing in respect of utilities is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.

(iii) Pursuant to the relevant agreements, the pricing in respect of each of the welfare and support services and transportation services is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price f or any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.

(iv) Pursuant to the relevant agreements, the pricing in respect of routine research and development services per annum is calculated at 0.2% of the Company's net annual turnover.

(v) Pursuant to the relevant agreements, the annual rental for the use of land is RMB5 million subject to a further land rental adjustment announced by the relevant state land administration authorities.

(vi) Pursuant to the relevant agreements, the pricing for the use of the trademark per annum is charged at the rate of 0.2% of the Company's net annual turnover.

(vii) Pursuant to the relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(viii) Pursuant to the relevant agreements, the pricing of import and export agency services fees is based on the specific items of goods imported and exported, provided that the maximum amount charged shall not exceed 2% of the invoice value of the goods under the agency services.

11. RESERVES

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	—	—	—	—	—	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

12. COMMITMENTS

Commitments for capital expenditures at 30 June 2001 were as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Capital commitments in respect of plant and machinery:		
Contracted for	12,317	27,479
Authorised, but not contracted for	18,500	18,500
Capital commitments in respect of investment in a subsidiary in the PRC:		
Authorised, but not contracted for	—	15,695

13. CONTINGENT LIABILITIES

The Group did not have any significant contingent liabilities at the balance sheet date.

14. COMPARATIVE AMOUNTS

Certain comparative amounts in the Group's condensed consolidated profit and loss account of prior period have been reclassified to conform with the current period's presentation as follows:

(a) Provisions for inventories of RMB29,004,000 have been reclassified from administrative expenses to cost of sales; and

(b) Provisions for doubtful debts and provisions for impairment in construction in progress of RMB35,739,000 and RMB8,000,000 have been reclassified from administrative expenses to other operating expenses.

Such reclassifications provide a better presentation of the Group's expense items.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the first half of the year 2001, the PRC government continued to implement prudent monetary policy and positive fiscal policy, which facilitated the economic development with approximately 8% growth of the national economy. However, agricultural machinery industry was adversely affected by factors including the slow increase in farmers' income, adjustment in economic structure of the agricultural sector and the reduction in traditional agricultural areas. Consequently, the sluggish market conditions continued and there was no improvement in the keen competition of the market. The production and sale of the agricultural machinery industry continued to decline dramatically during the first half of the year 2001. The sale of large and medium tractors in the market decreased by 23.42% over the same period of last year, while the sale of small tractors decreased by 28.47% over the same period of last year.

For the six months ended 30 June 2001, the Group recorded a turnover of RMB912,170,000, representing a decrease of 11.24% over the corresponding period of last year and incurred a loss of RMB37,950,000, the loss was reduced by RMB59,150,000 when compared to the corresponding period of last year. The operating results have been improved.

During the period, the Company sold 3,343 large and medium tractors, representing a decrease of 1.2% over the corresponding period of previous year, of which 2,359 are crawler tractors, representing a decrease of 27.99% over the corresponding period of previous year. The Company also sold 28,880 small tractors, representing a decrease of 28.22% over the corresponding period of previous year. Although the sales of large and medium wheeled tractors increased by 811% over the same period of last year, the sales volume was too small to compensate for the decrease in profit from principal products.

Confronting the severe market situation and keen competition, the management strengthened its control over target cost and adjustment in product mix which received obvious results: gross profit margin increased by 1.5 percentage points over the same period of previous year; the newly developed large wheeled tractors and Dongfanghong 30/40 achieved positive sale results with their good quality and capacity. Sales of these two products increased substantially over the corresponding period of last year. The export of large tractor increased significantly over the corresponding period of last year. Sales of other products including T90 industrial bulldozer, harvest machinery, self-generated power station, and Dongfanghong -1000 increased substantially over the previous year.

During the reporting period, the sales of 50-65 horse-power medium tractors of First Tractor Qingjiang Tractor Company Limited, the Company's subsidiary, decreased by 26.4% over the same period of last year. The sales of 25-40 horse-power medium tractors of First Tractor Ningbo C.S.I. Tractor and Automobile Corp., Limited increased by 23% over the same period of last year. The sale of harvest machinery of Yituo (Luoyang) Harvester Co., Ltd. increased by 199% over the corresponding period of last year. The turnover and profit of Zhenjiang Huachen Huatong Road Machinery Company Limited, with road machines as its principal products, increased significantly through their efforts in utilizing the benefits of infrastructure investment, adjusting product mix, developing new products and improving the operating system.

During the first half of the year 2001, the Company actively established a new reward sharing system to motivate the employee's initiatives and implemented a series of effective measures in new quality management and product mix adjustment.

As a result of various measures, there was improvement in the Company's operating results as compared with the corresponding period of last year despite of the decrease in the sales volume in the first half of the year.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2001, the cash and cash equivalents of the Group amounted to RMB930,910,000, representing a decline of 3.76% as compared with the end of last year.

As at 30 June 2001, short-term bank and other loans of the Group amounted to RMB204,810,000, representing an increase of 5.55% as compared with the end of last year. Long-term bank loans of the Group amounted to RMB19,290,000, representing a decrease of 22.18% from the end of last year.

As at 30 June 2001, the Group's trade and bills receivables amounted to RMB491,550,000, representing an increase of 0.85% over the end of last year. The Company adjusted the past sales and marketing strategies in the first half of 2001. The original delivery subsidy scheme has been changed to various rebate policies after considering different settlement methods by customers and such rebates are directly deducted from the selling prices. The Company also set up a team which is specially responsible for the recovery of trade receivables for the previous years. Doubtful debts will be reorganised to ensure the recoverability of such debts and therefore minimise the loss.

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2001 INTERIM REPORT

Gearing ratio (total liabilities / total assets x 100%) of the Group as at 30 June 2001 was 33.39% representing a slight increase of 1% over the end of last year. Debt equity ratio (total liabilities / shareholders' equity x 100%) was 50.12%, representing an increase of 2.20% over the end of last year.

CURRENCY EXCHANGE RISK

Principal operating activities of the Company and its subsidiaries were mainly conducted in the PRC and capital income and expenditures were mainly made in Renminbi or Hong Kong dollars. Cash balances of the Group were usually placed in the financial institutions as short-term deposits. The banking facilities of the Group were granted in Renminbi which could be repaid by income denominated in Renminbi. The only debt in foreign currency was the payment of dividends to the holders of H shares. Accordingly, the Group did not incur any risk in relation to foreign currencies.

PLEDGE OF ASSETS

At 30 June 2001, certain of the Group's building and machinery with a net book value of approximately RMB51,280,000 were pledged to secure certain loans granted to the Group.

PROSPECT

In the second half of the year 2001, the national economy will continue to develop steadily and the State will intensify its investment in agricultural infrastructure facilities. However, the declining trend of agricultural machinery industry will not change obviously. The growth in farmer's income will still be slow. Their demands for agricultural machinery will be weak. The effective demand will be insufficient. The State will continue to implement policies of "Three Withdrawals and Three Returns", protecting ecological environment and adjusting the structure of agricultural products. All these will have adverse effect on the principal products of the Company and the Company's operating conditions will deteriorate. However, further adjustment in the structure of agricultural sector, the development of appropriate scale of operation for agriculture, the implementation of environmental protection projects, construction of small towns, implementation of the grand development strategy of Western Region and other large-scale infrastructure construction projects including transferring water from the South to the North, electricity from the West to the East, natural gas from the West to the East, railway from Qinghai to Tibet and five highways construction projects linking northern and southern regions and seven projects linking eastern and western regions carried out by the State will provide potential market prospect and opportunities for the Company's tractor versions and construction machinery. Facing the above-mentioned challenges as well as opportunities, the Company will adopt the following measures to improve the operation:

1. Continue to strengthen the development of tractor products to consolidate the position of tractor products as the foundation of the Company's economic development:

   (1) To explore the full potential of crawler tractor versions, intensify the development of its extended products, satisfy the demand of developing small cities and towns, fulfill the requirement of connecting the road of poor counties with national and provincial road and reduce the pressure on the Company's effectiveness due to decrease in sale of crawler tractors.

   (2) To refine the market segmentation, improve the capacity of 30/40 wheeled tractor and satisfy the increasing demand for this line of products as a result of the adjustment in the economic structure of the agricultural sector and development of appropriate scale of operation for agriculture.

   (3) To improve product reliability of large wheeled tractor, satisfy both local and overseas market demand and focus on developing high and low class product in the 80-120 horse-power wheeled tractor series in order to satisfy the demands of various customers. It is expected that there will be comparatively significant increase in the sale of extended products of large wheeled tractors.

   (4) To improve the functions of the existing agricultural machinery, stabilize its quality, utilize the opportunities brought by the State and local government's policy of increasing farmer's income and improving the environment and intensify the development of tractor's auxiliary agricultural machinery as a new foundation of growth for the Company's economic development.

2. To improve the technological component and technical aspect of construction machinery, maintain the competitive advantage of road machinery such as road roller and paver, intensify technological development, explore products with market potential such as road maintenance machinery.

3. To improve management skills and internal operating environment, continuously carry out management innovation, improve the effectiveness of quality system, strengthen cost management, effectively control purchasing cost, promote strategic purchase and ensure the realization of cost target.

4. To promote internal corporate reform on basis of the diagnosis and plans proposed by A.T. Kearney Co. Ltd., facilitate the adjustment in corporate structure and integration of business and resources and improve competitiveness of the corporation.

The Directors believes that the Company will be on a positive development path after adjusting product mix, rationalising human resources, improving internal management, minimizing the effect of external unfavourable factors on the Company and preventing further decline in the effectiveness.

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on the Stock Exchange on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the Prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses;
- as to approximately RMB274,700,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited, Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd.;
- as to approximately RMB271,630,000 for the acquisition of fixed assets and additional construction in progress (for production lines of 100-120 horse-power wheeled tractors and 100-120 horse-power crawler tractors and large pressure die-casting lines and other technological improvement projects);
- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to Holding; and
- as to the balance for the Company's additional general working capital.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their connected persons had any interest in the shares or debentures of the Company or any associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2001.

DISCLOSURE OF SIGNIFICANT EVENTS

1. On 31 May 2001, the Company, its subsidiaries and other relevant parties have entered five conditional renewal agreements and three conditional supplementary agreements to renew and amend the agreements entered into on 6 June 1997 and 21 September 1998, respectively. Pursuant to such agreements, the Company, its subsidiaries and the relevant parties have agreed conditionally to extend the expiry date of the five agreements from 8 May 2001 to 7 May 2004, to amend the terms of the three agreements by extending its expiry date from 7 May 2002 and 8 October 2002 to 7 May 2004.

   The directors are of the view that the renewed agreements and the supplementary agreements described above were entered into during daily operations and on normal commercial terms which were fair and reasonable to the Company and its shareholders taken as a whole. The Company will set up a special independent board committee, which will provide advice to the independent shareholders on the renewed agreements and supplementary agreements and their respective transactions described above. The Company has appointed Deloitte & Touche Corporate Finance Limited as the independent financial adviser to provide opinions for the independent board committee with regards to the above agreements.

   Pursuant to the Listing Rules, the above renewed agreements and the supplementary agreements constitute connected transactions and were approved at the extraordinary general meeting held on 24 August 2001.

2. On 26 April 2001, Mr. Wang Wending requested to resign from his post as the Company's director. The board of directors has accepted Mr. Wang's request and was approved at the extraordinary general meeting held on 24 August 2001.

3. On 22 May 2001, the Company contributed RMB15,695,000 to increase its investment in Yituo (Luoyang) Harvester Co., Ltd., a subsidiary of the Company. After the capital contribution, the equity interest of the Company in such company increased from 90% to 93.43%.

CHANGES IN SHAREHOLDERS AND SHARE CAPITAL STRUCTURE

Share capital structure

As at 30 June 2001, the Company issued a total of 785,000,000 shares. Its share capital structure is as follows:

Class of shares	Number of shares	Percentage (%)
(1) Non-circulating state-owned legal person shares	450,000,000	57.32
(2) Circulating and listed on the Stock Exchange (H shares)	335,000,000	42.68
Total	785,000,000	100.00

Shares held by substantial shareholders

As at 30 June 2001, the register of shareholders maintained under section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance (Chapter 396) ("SDI Ordinance") recorded the following shareholders holding 10% or more of the Company's issued shares:

Name of Shareholders	Class of shares	Number of shares held	Percentage to total share capital
China First Tractor Group Company Limited	State-owned legal person share	450,000,000	57.32
The HKSCC Nominees Limited	H shares	329,377,999	41.96

Save as disclosed herein, the directors are not aware of any persons directly or indirectly interested in 10% or more in the shares of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance.

UNIFIED INCOME TAX POLICY

For the six months ended 30 June 2001, the income tax rate applicable to the Company is 33% of the assessable profit.

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC state-owned banks and their branches and the Company had no deposits with any non-banking financial institutions. In June 2001, the Company granted a loan of RMB100 million to Yituo (Luoyang) Building Machinery Co., Ltd., a subsidiary of the Company. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and there were no unrecovered fixed deposits upon maturity.

MATERIAL LIGITATION

During the period, the Company did not involve in any material ligitation or arbitration of any material importance.

STAFF QUARTER

As all staff quarters are retained by the Holding, the Company does not have any quarters to be sold to its staff. According to the existing arrangements, the Company's staff will be responsible for the expenses of purchasing the staff quarters (including quarters retained by the controlling shareholders).

STAFF, REMUNERATION AND TRAINING

As at 30 June 2001, there was a total of 15,641 staff in the Company. Remuneration totalled RMB64,360,000 were the total emoluments of the staff during the reporting period.

During the reporting period, the Company strengthened the staff's internal exchange and vocational training. 3,369 staff of the Company participated in over 20 hours systematic training so as to further enhance their technical and vocational skills.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period ended 30 June 2001.

By Order of the Board
FANG Gang
Chairman

Luoyang, Henan Province, the PRC

24 August 2001

Listed Companies Information

2001 Interim Report

First Tractor Company Limited

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The board of directors of First Tractor Company Limited wishes to announce that on 21st November 2001, Brilliance China Machinery Holdings Limited, a subsidiary of the First Tractor Company Limited, entered into an acquisition agreement with Shuntat Technology Industrial Company for the acquisition of the 25% shareholding of First Tractor (Luoyang) Diesel Engine Company Limited at a consideration of USD1,500,000 (equivalent to approximately HK$11,700,000).

First Tractor (Luoyang) Diesel Engine Company Limited is held as to 75% by China First Tractor Group Company Limited and as to 25% by Shuntat Technology Industrial Company. Although Shuntat Technology Industrial Company is an independent third party which is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules), China First Tractor Group Limited, being the controlling shareholder of First Tractor Company Limited, is interested in 75% of the capital of First Tractor (Luoyang) Diesel Engine Company Limited. Whilst Brilliance China Machinery Holdings Limited is held as to approximately 90.1% by First Tractor Company Limited. Accordingly, the aforesaid acquisition constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules. The total consideration under the agreement represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts and accordingly, no shareholders' approval is required. The aforesaid acquisition is therefore subject to the disclosure requirement under Rule 14.25 of the Listing Rules. Details of the Acquisition as required under Rule 14.25(1) (A) to (D) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

Acquisition of 25% Interest in First Tractor (Luoyang) Diesel Engine Company Limited

The Board announces that its subsidiary, Brilliance China has entered into an acquisition agreement with Shuntat Technology on 21st November 2001 for the acquisition of the 25% interest in FTDE.

Acquisition Agreement dated 21st November 2001

Purchaser : Brilliance China Machinery Holdings Limited, a subsidiary of the Company of which approximately 90.1% interest is held by the Company.

Vendor : Shuntat Technology Industrial Company, a sole proprietorship incorporated in Hong Kong which owns by Mr. Pat Wing Shun, an independent third party who is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Acquisition : The 25% shareholding in FTDE with all rights attaching to the 25% shareholding in FTDE on the completion date and the right to receive dividend of FTDE for the year 2001 which has not been declared or paid as at the date of the agreement.

Consideration : USD1,500,000 (equivalent to approximately HK$11,700,000) in cash within 90 days after the relevant government approval has been obtained. The consideration of USD1,500,000 is funded by Brilliance China's internal *resources. The consideration was on the basis of the 25% shareholding in FTDE to be acquired by Brilliance China which is equivalent to the corresponding net tangible assets value of FTDE as at 31st December 2000.* Therefore, the consideration was determined after arm's length negotiation.

Completion : Completion is expected to take place after the following procedures have been completed:-

(i) the relevant government authorities have approved the Acquisition Agreement and the revised joint venture contract and the articles of association of FTDE; and

(ii) the Local Administration for Industry and Commerce has registered the changed business license of FTDE,

of which the aforesaid procedures are expected to be completed within two months after the date of the Acquisition Agreement.

First Tractor (Luoyang) Diesel Engine Company Limited

FTDE, a subsidiary of China First Tractor, is a sino-foreign equitable joint venture company incorporated in the PRC on 28th December 1993. Its registered capital is USD6,000,000 which has been fully paid before June, 1994 (equivalent to approximately HK$46,800,000). FTDE is held as to 75% by China First Tractor and as to 25% by Shuntat Technology. FTDE is engaged in the design, manufacture and sale of diesel engine and its ancillary products. It has the right to operate the aforesaid business for a period of 12 years commencing from 28th December 1993 to 27th December 2005.

The audited net tangible assets of FTDE as at 31st December 1999 and 31st December 2000 were approximately RMB53,094,495.12 and RMB61,124,499.66, respectively in accordance with the PRC Accounting Standards. Net Profit after taxation and extraordinary items for the two year ended 31st December 1999 and 2000 were approximately RMB8,819,618.40 and RMB8,764,966.38, respectively in accordance with the PRC Accounting Standards.

Reasons for the Acquisition

The principal business of the Company is engaged in the manufacture of agricultural tractors in the PRC. The Acquisition would strengthen the Group's development of large and medium tractor products and harvesting machinery product which would consolidate the position of agricultural machinery as the foundation of the Group's economic development. In addition, upon the completion of the Acquisition, the Group becomes the substantial shareholder of FTDE and therefore, the Acquisition would benefit the market expansion for the Group's tractor versions and agricultural machinery. The Directors (including the independent non-executive directors) believe that the Acquisition would further strengthen the Group's dominant position in the agricultural machinery market. Accordingly, the Acquisition is on normal commercial terms and is in the interest of the Company and taking into account the terms of the Acquisition Agreement, the aggregate consideration for the Acquisition is fair and reasonable so far as the shareholders of the Company are concerned.

Connected Transaction

Despite Shuntat Technology is an independent third party not connected with the connected persons of the Company and their respective associates. China First Tractor, being the controlling shareholder of the Company, is interested in 75% of the capital of FTDE and thus, a substantial shareholder of FTDE. Whilst Brilliance China is held as to approximately 90.1% the Company. Accordingly, the Acquisition constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules. As the total consideration under the Acquisition Agreement represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts, no shareholders' approval is required but subject to the disclosure requirement under Rule 14.25(1) of the Listing Rules. Details of the Acquisition as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

Definitions

Terms used in this announcement shall have the following meaning : -

"Acquisition"	the acquisition of the 25% shareholding in FTDE by Brilliance China from Shuntat Technology
"Acquisition Agreement"	the agreement entered into between Brilliance China and Shuntat Technology on 21st November 2001 in respect of the Acquisition
"Board"	the board of directors of the Company
"Brilliance China"	Brilliance China Machinery Holdings Limited (華晨中國機械控股有限公司), a company incorporated under the laws of Bermuda, of which approximately 90.1% shareholding is held by the Company
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company with limited liability, the controlling shareholder and holding company of the Company
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the PRC Company Law
"Directors"	directors of the Company
"FTDE"	First Tractor (Luoyang) Diesel Engine Company Limited (一拖(洛陽)柴油機有限公司), a sino-foreign equitable joint venture company incorporated in the PRC, of which its shareholding is held as to 75% by China First Tractor and 25% by Shuntat Technology before the Acquisition
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Shuntat Technology"	Shuntat Technology Industrial Company (迅達科技實業公司), a sole proprietorship incorporated in Hong Kong which owns by Mr. Pat Wing Shun, an independent third party who is not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
"USD"	United Stated dollars, the lawful currency in the United States

In this announcement, unless otherwise stated, certain amounts denominated in USD have been converted (for information only) into HKD using an exchange rate of USD1.00: HK$7.8.

By order of the board of
First Tractor Company Limited
Fang Gang
Chairman

Luoyang, Henan Province, the PRC, 21st November 2001

First Tractor Company Limited

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON THE CHANGE OF CHAIRMAN AND GENERAL MANAGER, RESIGNATION OF VICE-CHAIRMAN, AND APPOINTMENT OF VICE-GENERAL MANAGER AND APPOINTMNET OF EXECUTIVE DIRECTORS

The board of directors (the "Board") of First Tractor Company Limited (the "Company") wishes to announce that on 18th February 2002, Mr. Dong Yong An has been appointed as chairman of the Company in place of Mr. Fang Gang who has resigned as chairman of the Company; Mr. Chen Li Wei has also resigned from his position as vice-chairman of the Company; Mr. Shao Hai Chen has been appointed as the general manager of the Company in place of Mr. Cui Qi Hong who has resigned as the general manager of the Company; and Mr. Yang You Liang and Mr. Guo Zhi Qiang have been appointed as the vice-general managers of the Company.

An extraordinary general meeting of the Company ("EGM") will be held at 9:00 a.m. on Monday, 8th April 2002 at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China for the purpose of considering and approving the resignation and appointment of the Company's executive directors.

Change of chairman and resignation of vice-chairman

On 18th February 2002, Mr. Dong Yong An has been appointed as chairman of the Company in place of Mr. Fang Gang who has resigned as chairman and executive director of the Company; Mr. Chen Li Wei has also resigned from his position as vice-chairman and executive director of the Company.

Mr. Dong Yong An, age 46, joined the China First Tractor Group Company Limited ("China First Tractor") since 1982 and has been appointed as the workshop director, section chief, factory manager of China First Tractor and the general manager, vice-chairman of the Company. Mr. Dong is currently the chairman of China First Tractor. Mr. Dong has rich experience in dynamic engineering and machinery design, corporate management and production operation. Mr. Dong graduated from the Xian Jiao Tong University in 1982 with a bachelor degree and holds the title of senior engineer.

Change of general manager and appointment of vice-general managers

Mr. Shao Hai Chen has been appointed as the general manager of the Company in place of Mr. Cui Qi Hong who has resigned as the general manager of the Company; and Mr. Yang You Liang and Mr. Guo Zhi Qiang have been appointed as the vice-general managers of the Company.

For the reason of Mr. Yang You Liang's appointment as the vice-general manager of the Company, Mr. Yang resigned from his position of supervisor for the staff representative. The vacancy of this supervisor position will be elected by the staff in accordance with the Company's articles of association.

Mr. Shao Hai Chen, age 47, joined the China First Tractor in 1977 and has been appointed as the technician, section chief. Mr. Shao has also been appointed as the assistant to the general manager and vice-general manager of the Company. Mr. Shao is experienced in corporate management. Mr. Shao graduated from Luoyang Institute of Technology & Science in 1982 with a bachelor of degree and holds the title of senior engineer.

Mr. Yang You Liang, age 44, joined the China First Tractor in 1982 and had been the technician, section chief and factory manager. Mr. Yang has also been the assistant to the general manager of the Company. Mr. Yang is experienced in corporate management. Mr. Yang graduated from Luoyang Institute of Technology & Science with a bachelor degree. In 1988, Mr. Yang obtained from Hua Zhong Technology & Science University with a master degree in machinery manufacturing and holds the title of senior engineer.

Mr. Guo Zhi Qiang, age 46, joined the China First Tractor in 1982 and had been the workshop director, factory manager. Mr. Guo has also been the assistant to the general manager of the Company and he has rich experience in corporate management. Mr. Guo graduated from Luoyang Institute of Technology & Science in 1982 with a bachelor of degree and holds the title of senior engineer.

Appointment of executive directors

The Board proposed to appoint Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng as the executive directors of the Company.

Mr. Liu Da Gong, age 47, joined the China First Tractor in 1975. Mr. Liu had been the researcher, supervisor and the vice-general manager of China First Tractor. Mr. Liu is the general manager of China First Tractor at present. Mr. Liu has rich experience in personnel, human resources

labour management and staff training. Mr. Liu graduated from Zheng Zhou University and studied in Henan Province Party College majoring in economic management.

Mr. Liu Shuang Cheng, age 46, joined China First Tractor in 1975 and had been the workshop director of China First Tractor. He is currently the factory manager of the Company's No. 1 iron casting factory. Mr. Liu graduated from Henan Province Party College majoring in economic management.

By order of the board of
First Tractor Company Limited
Zhang Guo Long
Acting Company secretary

Luoyang, Henan Province, the PRC, 20th February, 2002

If you are in doubt *as to any aspect of this announcement together with this notice of extraordinary general meeting or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountants or other professional adviser.*

If you have sold or transferred *all your shares in First Tractor Company Limited, you should at once hand this announcement together with this notice of extraordinary general meeting with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of First Tractor Company Limited (the "Company") shall be held at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China, at 9:00 a.m. on Monday, 8th April 2002 to consider and, if thought fit, pass with or without amendments the following resolutions :-

As Ordinary Resolutions :

"THAT:

1. To consider and approve the resignation of Mr. Fang Gang and Mr. Chen Li Wei as the executive directors of the Company; and

2. To consider and approve the appointment of Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng as the executive directors of the Company."

By order of the board of
First Tractor Company Limited
Zhang Guo Long
Acting Company secretary

Luoyang, Henan Province, the PRC, 20th February, 2002

Principal office address of the Company	:	154 Jian She Road Luoyang, Henan Province The People's Republic of China
Postal Code	:	471004
Telephone	:	(86379) 4967038
Facsimile	:	(86379) 4967438

Notes:

1. Holders of the Company's shares ("Shares") who, immediately after the close of trading in the afternoon on 8th March 2002 are registered on the Register of Members of the Company as shareholders of the Company ("Shareholders") shall have the right to attend the EGM. The Company's Register of Members will be temporarily closed from 8th March 2002 to 8th April 2002, both dates inclusive.

2. Each Shareholder having the rights to attend and vote at the EGM is entitled to appoint one of more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the Company's H Share registrar of the Company, Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, in not less than 24 hours before the time scheduled for the holding of the EGM.

4. Shareholders or proxies who intend to attend the EGM are requested to send the reply slip for attendance duly completed and signed to the secretarial office of the Company at the above legal address of the Company, or to Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, on or before Monday, 18th March 2002 in person, by post or by fax. Please use the reply slip or its duplicate in writing.

5. Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The EGM is expected to last for about half a day. The shareholders and proxies attending the EGM shall be responsible for their own travelling and accommodation expenses.

Please also refer to the published version of this announcement in Hong Kong i-mail/Hong Kong Economic Times.